Filed pursuant to Rule 424(b)(3)

File No. 333-263759

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 4 DATED APRIL 3, 2025

TO THE PROSPECTUS DATED APRIL 15, 2024

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 15, 2024, Supplement No. 1 dated May 30, 2024, and Supplement No. 2 dated August 23, 2024, and Supplement No. 3, dated November 22, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	the reelection of Daniel M. Wallach and Gregory L. Sheldon as managers of the Company for another three-year team;
●	the termination of William Myrick as the Partner of the Company
●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2024; and
●	our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years in the two-year period ended December 31, 2024.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our fourth follow-on offering of Notes (our “Current Offering”), on September 16, 2022. As of March 31, 2025, we have issued approximately $24.55 million of Notes in our Current Offering. As of March 31, 2025, approximately $45.45 million of Notes remain available for sale to the public under our Current Offering.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes. We commenced our second follow-on offering of Notes (our “Second Follow-on Offering”) on March 22, 2019. On September 16, 2022, we terminated our Second Follow-on Offering, having issued approximately $34.50 million in Notes.

Reelection of Daniel M. Wallach and Gregory L. Sheldon as Managers

On March 29, 2025, Daniel M. Wallach and Gregory L. Sheldon were reelected by our voting members to serve as managers of the Company for an additional three-year term commencing on March 29, 2025.

Termination of William Myrick as the Partner of the Company

On March 31, 2025, William Myrick was terminated from his position as the Partner of the Company without cause. The Company wishes him the best and thanks him for his years of service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

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Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of lots and undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business.

Effective February 15, 2024, the Company completed its acquisition of 339 Justabout Land Co. LLC (“339”), in a transaction valued at $9,122. The Company paid cash consideration of $3,000 plus the amount of our intercompany debt. 339 is focused on the development and sale of land parcels.

The property has since been subdivided into two parcels. One parcel has been developed into lots which are available for home construction (“Phase 1 Lots”) and the other parcel will be developed into a second phase of lots (“Phase 2 Lots”), which should be available for construction early next year (collectively the “339 Lots”).

Our Company is located in Jacksonville, Florida. Our operations are governed pursuant to our limited liability company agreement.

Economic and Industry Dynamics

During 2024, the Company continued to focus on the reduction of non-interest earning assets. As of December 31, 2024, gross loans classified as non-accrual were 21 or $4,971 compared to 17 or $5,912 as of December 31, 2023. In addition, as of December 31, 2024 and 2023 we had four or $1,356 and one or $130 foreclosed assets, respectively.

The Company continues to lose interest income on non-accrual assets. During the year ended December 31, 2024 the estimated loss on interest income related to impaired and foreclosed assets was $886 as compared to $846 in 2023. Looking ahead, we expect to continue to lose interest income on non-accrual assets, however we expect our provision for credit losses to decrease in 2025 as compared to 2024.

While the Company continues to face risks as it relates to the economy and the homebuilding industry, management has decided to focus on the following during 2025:

1.	Continue to manage the balance of non-interest-bearing assets, which includes foreclosed real estate and nonaccrual assets.
2.	Control SG&A expenses.
3.	Slightly increase margin, as compared to our current spread.
4.	Maintain liquidity at a level sufficient for loan originations.
5.	Decrease loan loss and impairment expenses.
6.	Increase sales.

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During 2025, the housing market in most of the areas in which we do business will likely be similar to the same period in 2024. We should not experience further losses from our COVID-19 loans, as the final balances of those loans were either paid or written off in 2023, and we expect total credit losses for 2025 to be lower than 2024 as we continue to reduce the balance of noninterest bearing assets.

There is a risk if mortgage rates continue to drop that many homeowners in existing low-rate mortgages will decide to “move up” and sell their low mortgage rate home, flooding the market with homes. Offsetting that risk is the fact that they will also increase demand for homes as they will need one to live in. Rents may become less affordable vs. owning a home, which helps our customer. While we don’t anticipate the market flooding to negatively impact us, there is little history to go by and this might cause housing prices to drop steeply, which will hurt our existing loans and reduce new loan production.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response
Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans. Despite these efforts, if values in a particular area of the country drop by 60%, we will have loaned more than the value of the collateral. We have found that the best solution to this risk is a speedy resolution of the loan, and help the builder finish the home rapidly rather than foreclosing on the partially built home. Our experience in this area will help us limit, but not eliminate, the negative effects in the event of another economic downturn.

Concentration of loan portfolio (i.e., how many of the loans are of or with any particular type, customer, or geography)	As of December 31, 2024 and 2023, 20% and 29%, respectively, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2024, our next two largest customers make up 4% and 3% of our loan commitments, with loans in Orlando, Florida, and Greenville, South Carolina respectively. As of December 31, 2023, our next two largest customers made up 7% and 6% of our loan commitments, with loans in Cape Coral and Orlando, Florida, respectively. In the upcoming years, we plan on continuing to increase our geographic and builder diversity while we also focus on our residential homebuilder customers.

Not having funds available to us to service the commitments we have

As of December 31, 2024, our typical construction loan had about 68% of its loan amount outstanding on average. That means that on average, about 32% of the commitment is not loaned, usually because the house is not complete. As of December 31, 2024, unfunded commitments were $22,515, which we will fund along with our purchase and sale agreement participants. However, if we are short on cash, we could do the following:

● raise interest rates on the Notes we offer to our investors to attract new Note investments;

● sell more secured interests on our loans; or

● draw down on our lines of credit from our affiliates.

Non-payment of interest by our customers	Most of our customers pay interest on a monthly basis, and these funds are used to, among other things, pay interest on our debt monthly. While we have the liquidity to withstand some non-payment of interest, if a high percentage of our customers were not paying interest, it will impede our ability to pay our debts on time.

Nonperforming assets	As of December 31, 2024, nonperforming assets were approximately $5,669 (defined as impaired loans and foreclosed assets net of reserves).

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Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Allowance for Credit Losses

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, the modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C define the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

The following is performed by the Company’s Production Loan Operations department to determine the loan grades included within our loan’s receivable portfolio:

Each is rated on a scale of 1-5. With 5 being the highest rating, equal weight is given based on cash (split between average balance and ending balance), credit, and experience.

POINTS-CASH

●	Average cash should be 2% of the borrower’s total approval limit = .83 POINTS
●	Ending cash balance should be 1% of their total approval limit = .83 POINTS

Bank statements received from the borrower are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. The Company’s Loan Administration System (“LAS”) automatically calculates the grading points given for cash based on the borrower’s approval limits and calculated cash ending and average balances.

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POINTS-CREDIT

●	630 or higher credit score = 1.66

Credit scores are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. LAS automatically calculates the grading points given for credit scores based on the average of the scores entered for the reporting agencies TransUnion and Equifax for all guarantors.

POINTS-EXPERIENCE

●	Meets minimum experience requirement according to the application matrix = 1.66

At the time of the initial application, the loan processor and underwriter determine whether the applicant meets the minimum experience requirements and enters this information into LAS under the application processing checklist. LAS then determines, based on how the question is answered, how many points are allocated to this category.

At the time of each loan approval, the underwriter confirms the grade calculated by LAS prior to signing off on the loan approval.

POINTS

Points from the three categories are added to come up with their 1-5 rating. The grading scale is as follows:

●	Rating Score of 4+ = A
●	Rating Score of 2.49 – 3.9 = B
●	Rating Score below 2.49 = C

Once the grading is established or locked in at the time of origination the loan then is populated into the Historical Loan Loss Analysis report. This report populates each loan ranking at the time of origination and does not fluctuate.

Borrower’s credit rankings do change over time based on new information obtained when available.

The CECL calculation for credit loss is performed using the following for the quantitative portion of the analysis:

1.	Commitment value which is obtained when the loan originates;
2.	Historical Originations by Ranking Bucket which is the sum of the Commitment Value obtained when the loan is closed; and
3.	Losses by Ranking Bucket which are losses expensed for loans not within foreclosure since 2018.

The Loan Committee reviews ongoing activity with regard to loans, to include discussion regarding any changes in the reserve and charge-offs. These meetings are documented within the related Board of Managers minutes.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under re-examination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Note 2 of our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

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Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2024 and 2023 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in two segments, commercial lending and land parcel development.

Below is a summary of our statements of operations for the years ended December 31, 2024 and 2023:

(in thousands of dollars)	2024	2023

Net Interest Income
Interest and fee income on loans	$10,198	$11,554
Interest expense:
Interest related to secured borrowings	1,297	2,263
Interest related to unsecured borrowings	3,564	3,261
Interest expense	$4,861	$5,524

Net interest income	5,337	6,030

Less: Credit loss provision	762	737
Net interest income after credit loss provision	4,575	5,293

Non-Interest Income
Gain on sale of foreclosed assets	$—	$8
Gain on sale of real estate investments	—	10
Revenue from the sale of land parcels	2,998	—
Option fee income	816
Other income	82	80
Total non-interest income	$3,896	$98

Income	8,471	5,391

Non-Interest Expense
Selling, general and administrative	$3,061	$2,696
Depreciation and amortization	80	81
Loss on foreclosed assets	595	34
Cost of land parcels sold	2,998	2
Total non – Interest expense	6,734	2,813

Net income	$1,737	$2,578

Net income attributable to preferred equity holders	702	587

Net income attributable to common equity holders	$1,035	$1,991

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Net income for the year ended December 31, 2024 decreased $841 to $1,737 when compared to the same period of 2023.

We had $48,387 and $58,130 in loan receivables, net as of December 31, 2024 and 2023, respectively. As of December 31, 2024, we had 177 construction loans in 20 states with 61 borrowers and 6 development loans in 5 states with 6 borrowers.

Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread for the years ended December 31, 2024 and 2023:

	2024		2023
Interest Income		*		*
Estimated interest income	$7,887	14%	$9,094	15%
Estimated unearned interest income due to COVID-19	—	—%	(379)	(1)%
Interest income on loans	7,887	14%	8,715	14%

Fee income on loans**	2,975	5%	3,457	5%
Deferred loan fees	(665)	(1)%	(618)	(1)%
Fee income on loans, net	2,310	4%	2,839	4%

Interest and fee income on loans	10,197	18%	11,554	18%

Interest expense – secured	1,297	3%	2,263	4%
Interest expense – unsecured	3,365	6%	3,026	5%
Offering costs amortization	199	—%	235	—%
Interest expense	4,861	9%	5,524	9%
Net interest income (spread)	5,336	9%	6,030	9%

Weighted average outstanding loan asset balance	$55,914		$63,586

*Annualized amount as percentage of weighted average outstanding gross loan balance.

**Excludes fee income related to the 339 Acquisition.

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 10.25%. For most loans, the margin is fixed at 2.5%; however, for our development loans the margin is generally fixed at 7%. This component is also impacted by the lending of money with no interest cost (our equity).

Interest income on loans was 14% for both the years ended December 31, 2024 and 2023. Estimated interest not earned during the year ended December 31, 2024 and 2023 due to loans impaired as a result of COVID-19 was $0 and $379, respectively.

We anticipate our standard margin to be 2.5% on all future construction loans and generally 7% on all development loans. Our margin may increase in 2025 because some customers run past the standard repayment time and pay a higher rate of 5.0%, which started in 2023.

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● Fee income. Our construction loan fee is 5% on the amount we commit to lend, which is amortized over the expected life of each loan. When loans terminate before their expected life, the remaining fee is recognized at the termination of the loan. In 2023, we started charging an annual fee on most of our development loans which varies.

Fee income on loans before deferred loan fee adjustments was 5.0% for both years ended December 31, 2024 and 2023.

● Amount of nonperforming assets. Generally, we can have two types of nonperforming assets that negatively affect interest spread which are defined as loans not paying interest and foreclosed assets.

As of December 31, 2024 and 2023, we had 21 impaired loans, net of reserves of $4,313 and 17 impaired loans, net of reserves of $5,475 that were not paying interest, respectively.

Foreclosed assets do not provide a monthly interest return. As of December 31, 2024 and 2023, foreclosed assets were $1,356 and $130, respectively, which resulted in a negative impact on our interest spread in both years.

Provision for Credit Losses

Provision for credit losses (expense throughout the year) was $762 and $737 for the years ended December 31, 2024 and 2023, respectively.

The allowance for credit losses as of December 31, 2024 and December 31, 2023 was $868 and $695, respectively. The increase in the allowance for credit losses is due to certain impaired assets that required completion that cost more than the original budget from the builder. In addition, some appraised values decreased in specific markets. The Company believes it has properly reserved for all foreclosed and impaired loans.

Non-Interest Income

Gain on Foreclosed Assets

During the years ended December 31, 2024 and 2023, we recognized $0 and $8, respectively, as a gain on the sale of foreclosed assets which related to the sale of one and two foreclosed assets during 2024 and 2023, respectively.

Gain on the Sale of Real Estate Investments

During the year ended December 31, 2024, the Company recognized no gains or losses on real estate investment sales.

During the year ended December 31, 2023, the Company sold two real estate investment assets and recognized a gain on the sale of $10.

Revenue from the Sale of Land Parcels

During the year ended December 31, 2024 and 2023, the Company sold nine 339 land parcels and recognized sales of $2,998 and $0, respectively.

Option Fee Income

During the year end December 31, 2024 and 2023, the Company recognized 339 option fee income of $816 and $0, respectively.

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Other Income

During the year ended December 31, 2024 and 2023, we consulted for two of our construction and development loan customers, respectively, which included accounting guidance and recognized $82 and $80 in other income. We anticipate increasing our consulting services to our customers during 2025.

Non-Interest Expense

Selling, General and Administrative (“SG&A”) Expenses

The following table displays our SG&A expenses for the years ended December 31, 2024 and 2023:

	2024	2023
Selling, general and administrative expenses
Legal and accounting	$286	$274
Salaries and related expenses	1,970	1,708
Board related expenses	112	108
Advertising	82	40
Rent and utilities	85	61
Loan and foreclosed asset expenses	125	87
Travel	221	182
Other	180	236
Total SG&A	$3,061	$2,696

SG&A expenses increased $365 to $3,061 for the year ended December 31, 2024 compared to $2,696 for the same period of 2023 due primarily to salaries and related expenses.

Loss on Foreclosed Assets

During the years ended December 31, 2024 and 2023, we recognized $595 and $36 for losses on foreclosed assets, respectively. During the first quarter of 2024 we reclassed six construction loans from loans receivable, net to foreclosed assets with a loss on foreclosure of $160 and impairments on foreclosed assets were $435. During 2023, loss on the sale of one of our foreclosed assets was $36.

Cost of Land Parcels Sold

During the year ended December 31, 2024 and 2023, the Company sold nine 339 land parcels and recognized costs on the sales of $2,998 and $0, respectively.

Consolidated Financial Position

Cash and Cash Equivalents

We try to avoid borrowing on our lines of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. As of December 31, 2024 and 2023, our cash was $3,347 and $3,522 respectively. During 2025, the Company will establish lines of credit to allow it to have liquidity while reducing or eliminating the holding of cash on a daily basis.

Loans Receivable, net

Commercial Loans – Construction Loan Portfolio Summary

We anticipate the aggregate balance of our construction loan portfolio will increase as built homes take longer to sell.

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The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2024:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	1	2	$890	$634	$633	71%		5%
California	1	1	3,210	1,750	1,346	55%		5%
Connecticut	1	2	1,040	728	389	70%		5%
Florida	9	42	16,089	11,081	6,874	69%		5%
Georgia	3	6	3,301	2,037	878	62%		5%
Idaho	1	4	1,462	1,060	661	73%		5%
Illinois	1	1	1,727	992	1,781	57%		5%
Louisiana	4	6	1,613	1,169	1,031	72%		5%
Michigan	1	1	890	481	27	54%		5%
Missouri	1	1	369	258	258	70%		5%
New Jersey	2	4	1,585	1,362	1,122	86%		5%
New York	1	1	650	455	105	70%		5%
North Carolina	9	18	10,737	6,642	4,786	62%		5%
Ohio	3	3	1,275	857	1,074	67%		5%
Pennsylvania	2	22	24,449	18,065	15,192	74%		5%
South Carolina	10	49	22,057	14,309	7,438	65%		5%
Tennessee	3	4	1,334	893	748	67%		5%
Texas	2	3	2,320	1,844	1,567	79%		5%
Utah	1	3	2,918	1,792	1,422	61%		5%
Virginia	3	4	1,546	982	672	64%		5%
Total	59	177	$99,462	$67,391	$48,004	68	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2023:

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Arizona	2	5	$2,148	$1,504	$846	70%		5%
California	1	1	2,551	1,530	1,511	60%		5%
Connecticut	1	2	1,039	681	510	66%		5%
Florida	12	71	36,644	19,279	14,093	53%		5%
Georgia	4	8	2,963	1,831	1,229	62%		5%
Illinois	1	1	1,600	992	763	62%		5%
Indiana	1	1	335	235	79	70%		5%
Louisiana	2	3	773	541	300	70%		5%
Maryland	1	1	480	336	336	70%		5%
Missouri	1	2	820	570	439	70%		5%
New Jersey	2	5	1,985	1,563	954	79%		5%
North Carolina	8	23	10,637	6,681	2,994	63%		5%
Ohio	3	10	3,776	2,601	1,686	69%		5%
Pennsylvania	2	21	21,301	16,763	13,205	79%		5%
South Carolina	11	50	20,029	12,624	6,694	63%		5%
Tennessee	3	5	1,554	1,047	696	67%		5%
Texas	2	4	1,970	1,773	1,693	90%		5%
Utah	1	3	2,918	1,792	910	61%		5%
Virginia	3	3	857	530	474	62%		5%
Washington	1	6	2,789	2,427	2,376	87%		5%
Total	62	225	$117,169	$75,300	$51,788	64	%(3)	5%

(1)	The value is determined by the appraised value.

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(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Commercial Loans – Real Estate Development Loan Portfolio Summary

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding(4)	Loan to Value Ratio(2)		Interest Spread(5)
Florida	2	2	2,469	1,500	268	11%		7%
Georgia	1	1	346	275	159	46%		7%
New York	1	1	300	300	300	100%		7%
Pennsylvania	1	1	2,484	3,700	1,919	77%		varies
South Carolina	1	1	1,860	487	488	26%		7%
Total	6	6	$7,459	$6,262	$3,134	42	%(3)	7%

(1)	The value is determined by the appraised value adjusted for the remaining costs to be paid and third-party mortgage balances. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact on our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	Gross Amount Outstanding credit balances are due to deposits on account.

(5)	The interest spread varies for the state of Pennsylvania and is 7% across other states.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2023:

States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding(4)	Loan to Value Ratio(2)		Interest Spread(5)
Delaware	1	1	543	147	147	27%		7%
Florida	3	3	207	1,378	133	64%		7%
New Jersey	1	1	50	26	26	51%		7%
North Carolina	1	2	1,110	240	210	19%		7%
Pennsylvania	1	2	19,983	8,500	8,365	42%		varies
South Carolina	2	2	1,980	965	624	32%		7%
Total	9	11	$23,873	$11,256	$9,505	40	%(3)	7%

(1)	The value is determined by the appraised value adjusted for the remaining costs to be paid and third-party mortgage balances. In the event of a foreclosure on the property securing these loans, the portion of our collateral that is preferred equity in our Company might be difficult to sell, which could impact on our ability to eliminate the loan balance.

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(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	Gross Amount Outstanding credit balances are due to deposits on account.

(5)	The interest spread varies for the state of Pennsylvania and is 7% across other states.

The following is a roll forward of our loan receivables net, or construction and development loans:

	December 31, 2024	December 31, 2023

Beginning balance	$58,130	$56,650
Originations and modifications	40,728	58,216
Principal collections	(48,578)	(57,895)
Transferred from loans receivables, net	(2,306)	—
Change in builder deposit	190	(217)
Change in allowance for credit losses	(173)	1,832
Change in loan fees, net	396	(456)
Ending balance	$48,387	$58,130

Credit Quality Information

Effective January 1, 2023, we adopted ASC 326, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaced the incurred loss methodology for determining out provision for credit losses and allowance for credit losses with current expected credit loss (“CECL”) model. Upon the adoption of ASC 326 the total amount of the allowance for credit losses (“ACL”) on loans estimated using the CECL methodology increased $178 compared to the total amount of the allowance recorded using the prior incurred loss model.

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C defines the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

Our Company construction loans are collateralized by lots, partially built homes, and built homes, while our Company development loans are collateralized by land and lots. Secured nonaccrual loans individually evaluated are also collateralized by land and real estate.

12

The following table presents the Company’s gross loans receivable, commitment value and ACL for each respective credit rank loan pool category as of December 31, 2024.

	Loans Receivable Gross	Commitment Value	ACL
Construction Loans Collectively Evaluated:
A Credit Risk	$39,277	$55,872	$215
B Credit Risk	2,817	3,883	38
C Credit Risk	939	1,851	25

Development Loans Collectively Evaluated:
A Credit Risk	$2,485	$5,500	$2
B Credit Risk	160	275	-
C Credit Risk	489	487	18

Unsecured Nonaccrual Loans Individually Evaluated	$–	$–	$–

Secured Nonaccrual loans Individually Evaluated:	$4,971	$5,785	$658

ACL Unfunded Commitments	–	–	(88)

Total	$51,138	$73,653	$868

The following table presents the Company’s gross loans receivable, commitment value and ACL for each respective credit rank loan pool category as of December 31, 2023.

	Loans Receivable Gross	Commitment Value	ACL
Construction Loans Collectively Evaluated:
A Credit Risk	$40,252	$59,075	$215
B Credit Risk	5,718	10,339	33
C Credit Risk	–	–	–

Development Loans Collectively Evaluated:
A Credit Risk	$8,787	$9,793	$4
B Credit Risk	172	511	–
C Credit Risk	452	454	10

Unsecured Nonaccrual Loans Individually Evaluated	$86	$81	$86

Secured Nonaccrual loans Individually Evaluated:	$5,826	$6,303	$351

Total	$61,293	$86,556	$699

13

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2024:

	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Unsecured Nonaccrual Loans Individually Evaluated	$–	$–	$–

Secured Nonaccrual loans Individually Evaluated:	$1,427	$3,544	$–

Total	$1,427	$3,544	$–

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2023:

	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Unsecured Nonaccrual Loans Individually Evaluated	$–	$86	$–

Secured Nonaccrual loans Individually Evaluated:	$2,495	$3,331	$–

Total	$2,495	$3,417	$–

For loans greater than 12 months in age that are individually evaluated, appraisals are ordered and prepared if the current appraisal is greater than 13 months old and construction is greater than 90% complete. If construction is completed by less than 90% the Company uses the latest appraisal on file. At certain times the Company may choose to use a broker’s opinions of value (“BOV”) as a replacement for an appraisal if deemed more efficient by management. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, use currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a BOV.

Appraisers are state certified and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

In addition, our loan portfolio includes performing, forbearance and non-accrual loans. The Company’s policies with respect to placing loans on non-accrual and individually evaluated if they are past due greater than 90 days unless management deems the loan an exception. A fair market value analysis is performed and an allowance for credit loss is established based on the results of the analysis.

14

The following is an aging of our gross loan portfolio as of December 31, 2024:

	Gross Loan	Current	Past Due	Past Due	Past Due	Past Due
	Value	0 - 59	60 - 89	90 - 179	180 - 269	>270
Performing Loans
A Credit Risk	$41,763	$41,763	$–	$–	$–	$–
B Credit Risk	2,977	2,977	–	–	–	–
C Credit Risk	1,428	1,428	–	–	–	–

Forbearance Loans
Secured Nonaccrual Loans	4,476	–	–	1,057	–	3,419

Nonaccrual Loans
Unsecured Loans	–	–	–	–	–	–
Secured Loans	494	–	–	–	–	494
Total	$51,138	$46,168	$–	$1,057	$–	$3,913

The following is an aging of our gross loan portfolio as of December 31, 2023:

	Gross Loan	Current	Past Due	Past Due	Past Due	Past Due
	Value	0 - 59	60 - 89	90 - 179	180 - 269	>270
Performing Loans
A Credit Risk	$49,039	$49,039	$–	$–	$–	$–
B Credit Risk	5,890	5,890	–	–	–	–
C Credit Risk	452	452	–	–	–	–

Forbearance Loans
B Credit Risk	–	–	–	–	–	–
C Credit Risk	–	–	–	–	–	–

Unsecured Nonaccrual Loans Individually Evaluated	86	–	–	–	–	86
Secured Nonaccrual Loans Individually Evaluated	5,826	–	881	1,497	1,641	1,807
Total	$61,293	$55,381	$881	$1,497	$1,641	$1,893

Below is an aging schedule of loans receivable as of December 31, 2024, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	162	$46,168	90.2%
60-89 days	–	–	–%
90-179 days	5	1,057	2.1%
180-269 days	–	–	–%
>270 days	16	3,913	7.7%

Subtotal	183	$51,138	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	183	$51,138	100.0%

15

Below is an aging schedule of loans receivable as of December 31, 2024, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	162	$46,168	90.2%
60-89 days	–	–	–%
90-179 days	5	1,057	2.1%
180-269 days	–	–	–%
>270 days	16	3,913	7.7%

Subtotal	183	$51,138	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	183	$51,138	100.0%

Below is an aging schedule of loans receivable as of December 31, 2023, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4%
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

16

Below is an ageing schedule of loans receivable as of December 31, 2023, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

Allowance for Credit Losses on Loans

The following table provides a roll forward of the allowance for credit losses as of December 31,2024:

	Performing Loans						Nonaccrual loans
	Construction			Development
	A Credit Risk	B Credit Risk	C Credit Risk	A Credit Risk	B Credit Risk	C Credit Risk	Secured	Unsecured	Total
Allowance for credit losses as of December 31, 2023	$(211)	$(32)	$–	$(5)	$–	$(10)	$(351)	$(86)	$(695)
Reclassification of ACL on unfunded commitments	59	19	–	–	–	–	–	–	78
Charge-offs	–	–	–	–	–	–	454	52	506
Recoveries	–	–	–	–	–	–	–	(6)	(6)
Provision for credit losses funded	2	(15)	(13)	4	–	(8)	(761)	40	(751)
Allowance for credit losses as of December 31, 2024	$(150)	$(28)	$(13)	$(1)	$–	$(18)	$(658)	$–	$(868)

Reserve for unfunded commitments as of December 31, 2023	$–	$–	$–	$–	$–	$–	$–	$–	$–
Reclassification of ACL on unfunded commitments	(59)	(19)	–	–	–	–	–	–	(78)
Provision for credit losses unfunded	(6)	9	(12)	(1)	–	–	–	–	(10)
Reserve for unfunded commitments as of December 31, 2024	$(65)	$(10)	$(12)	$(1)	$–	$–	$–	$–	$(88)

17

The following table provides a roll forward of the allowance for credit losses as of December 31,2023:

	Performing Loans						Nonaccrual loans
	Construction			Development
	A Credit Risk	B Credit Risk	C Credit Risk	A Credit Risk	B Credit Risk	C Credit Risk	Secured	Unsecured	Total
December 31, 2022	$(174)	$(66)	$(9)	$(37)	$(2)	$(7)	$(247)	$(1,985)	$(2,527)
Impact of the adoption of ASC 326	(33)	(1)	(12)	35	2	(30)	–	(139)	(178)
Charge-offs	–	–	–	–	–	–	132	2,610	2,742
Reduction in ACL for loan participations	5	–	–	–	–	–	–	–	5
Provision for credit losses	(9)	35	21	(3)	–	27	(236)	(572)	(737)
December 31, 2023	$(211)	$(32)	$–	$(5)	$–	$(10)	$(351)	$(86)	$(695)

Allowance for Credit Losses on Unfunded Loan Commitments

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $22,515 and $25,263 as of December 31, 2024 and December 31, 2023, respectively. The ACL is calculated at an estimated loss rate on the total commitment value for loans in our portfolio. The ACL on unfunded commitments is calculated as the difference between the ACL on commitment value less the estimated loss rate and the total gross loan value for loans in our portfolio. As of December 31, 2024, the ACL for unfunded commitments was $88. In addition, as of December 31, 2024, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Concentration

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2024		December 31, 2023
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	20%	Pittsburgh, PA	29%
Second highest concentration risk	Orlando, FL	4%	Cape Coral, FL	7%
Third highest concentration risk	Greenville, SC	3%	Orlando, FL	6%

Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Beginning balance	$130	$1,582
Transferred from loans receivables, net	2,306	–
Investments in foreclosed assets	507	125
Sale proceeds	(992)	(1,549)
Gain on foreclosed assets	–	8
Loss on foreclosed assets	(595)	(36)
Ending balance	$1,356	$130

18

During the year ended December 31, 2024 and 2023 we reclassed $2,306 and $0 loan receivable, net assets to foreclosed assets, respectively.

Real Estate Investments

During June 2020, we acquired four lots from a borrower in exchange for the transfer of loans secured by those lots. We extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on the lots. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower. Two of the four homes sold during 2022 and the remaining two sold in 2023.

During October 2023, the Company acquired two properties to construct houses on each lot. Once the properties are fully developed and sold the use of proceeds from the sale will first apply to the land, building, furniture and interest costs to the Company and a portion of the remaining funds will be distributed as a management fee for the development of the homes.

Effective February 15, 2024, the Company completed its acquisition of 339 Justabout Land Co. LLC (“339”), in a transaction valued at $9,122. The Company paid cash consideration of $3,000 plus the amount of our intercompany debt.

The property has since been subdivided into two parcels. One parcel is being developed into lots and are available for home construction (“Phase 1 Lots”) and the other parcel will be developed into a second phase of lots (“Phase 2 Lots”), which should be available for construction early next year (collectively the “339 Lots”).

We charge an option fee to Benjamin Marcus Homes (“BMH”) for the right to buy the Phase 1 Lots owned by 339. The option fee was $890 as of February 15, 2024, and the Company is deferring the revenue related to the option fee over twelve months. As of December 31, 2024, deferred revenue, real estate investment was $74.

During the year ended December 31, 2024, BMH purchased nine lots from 339 for both revenue and cost of land parcels sold of $2,998 which is included within non-interest income and non-interest expense, respectively, on the interim consolidated statements of operations. No gains or losses were recognized in the lot sales. We are capitalizing interest related to the cost of this investment which is included in the asset when we sell lots.

The total expected selling price of the 339 Lots is approximately $18,500 and the purchase price was $3,892 (the “Purchase Price”) and the development loan reclassed from loan receivables net to real estate investments of $6,122. BMH immediately repaid an intercompany debt to 339 of $892, which in turn was returned to the Company, leaving the net investment at $3,000. We purchased 339 subject to the debt owed by 339, which included a first position development loan from the Company, and two subordinate financings from lenders outside of the Company.

During September 2024, the Company invested in a minority non-controlling interest in one of our borrowers, DBL Capital Real Estate Fund 1, LLC (“DBL”) for $330. The investment is to develop six empty lots into houses and the Company is expected to receive a return.

19

The following table is a roll forward of real estate investment assets:

	December 31, 2024	December 31, 2023

Beginning balance	$435	$660
Additions from 339 acquisition	11,330	–
Gain on sale of real estate investments	–	10
Investments in real estate asset trust	330	–
Proceeds from the sale of real estate investments	(2,998)	(2,131)
Additions for construction/development	4,432	1,896
Ending balance	$13,529	$435

The following table is capitalized interest for real estate investment assets:

	December 31, 2024	December 31, 2023

Capitalized interest	$1,143	$11
Cost of funds	11.48%	11.28%

The capitalized interest is included within real estate investment assets on the consolidated balance sheet.

Segment Reporting

During February 2024, the Company completed its acquisition of 339 and the property has since been subdivided into two parcels. One parcel is being developed into lots and are available for home construction and the other parcel will be developed into a second phase of lots which should be available for construction early next year.

The addition of the Company’s real estate investment added a new segment; therefore, as of December 31, 2024 the Company will operate within two principal business segments: Shepherd’s Finance and 339 and once consolidated the Company reports as Shepherd’s Finance, LLC. Shepherd’s Finance was the one principal business segment as of December 31, 2023. Revenues from Shepherd’s Finance consist primarily of interest and fee income earned on loans. 339’s revenues are primarily related to the sale of land parcels and option fee income. The Company has no other segments.

Our CEO assesses segment performance using operating income as well as comparing capital expenditures, sales prices, sales rates, and development timing to a plan that was created prior to purchase. For 339, we are intending to develop 62 lots, of which 38 are already developed. Of those 38, none were sold as of December 31, 2024. In addition, as of December 31, 2024, we invested a total of $14,975, anticipating another $3,400 in capital expenditures, and relieved the total investment of $2,998 through sales. We recognized $816 in option fee income. We anticipate a majority of the remaining 38 lots will sale during 2025, with the remaining 24 undeveloped lots will be under development or completed by the end of 2025.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment sales a different product.

Information about reportable segments, and reconciliations of such information to the Consolidated Financial Statements as of December 31, 2024 are described below.

20

Reconciliation of Consolidated Statements of Operations:

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the Year Ended December 12/31/2024

(in thousands of dollars)	339 Justabouot Land Company, LLC	Shepherds Finance, LLC	Total

Net Interest and Fee Income
Interest and fee income on loans	$–	$10,198	$10,198
Interest expense:
Interest related to secure borrowings	–	1,297	1,297
Interest related to unsecured borrowings	–	3,564	3,564
Interest expense	$–	$4,861	$4,861

Net interest and fee income	–	5,337	5,337

Less: Provision for credit losses	–	762	762
Net interest and fee income after provision for credit losses	–	4,575	4,575

Non-Interest Income
Gain on foreclosed assets	$–	$–	$–
Revenue from the sale of land parcels	2,998	–	2,998
Option fee income	816	–	816
Other income	–	82	82
Total non-interest income	$3,814	$82	$3,896

Income before non-interest expense	3,814	4,657	8,471

Non-Interest Expense
Selling, general and administrative	$–	$3,061	$3,061
Depreciation and amortization	–	80	80
Loss on foreclosed assets	–	595	595
Cost of land parcels sold	2,998	–	2,998
Total non-interest expense	$2,998	$3,736	$6,734

Net Income	$816	$921	$1,737

Net income attributable to preferred equity holders	$–	$–	$702

Net income attributable to common equity holders	$–	$–	$1,035

Reconciliation of Total Assets:

(in thousands of dollars)	339 Justabouot Land Company, LLC	Shepherds Finance, LLC	Elimination	Total
Total assets as of December 31, 2024	$11,977	$57,386	$–	$69,363

Customer Interest Escrow

The Pennsylvania Loans call for a funded interest escrow account which was initially funded with proceeds from the Pennsylvania Loans. The initial funding on that interest was $450. The balance as of December 31, 2024 and 2023 was $0 and $12, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on a loan in which we are the borrower and Investor’s Mark Acquisitions, LLC is the lender and on the Series B preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding.

21

We had 34 and 39 other loans active as of December 31, 2024 and 2023, respectively, which also had interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $353 and $279 as of December 31, 2024 and 2023, respectively.

Roll forward of interest escrow for the years ended December 31, 2024 and 2023:

	2024	2023

Beginning balance	$292	$766
Preferred equity dividends	–	47
Additions from Pennsylvania Loans	907	654
Additions from other loans	701	538
Interest, fees, principal or repaid to borrower	(1,547)	(1,713)

Ending balance	$353	$292

Secured Borrowings

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 85% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower. The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The Seventh Amendment had a term of 24 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least six months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In April 2021, we entered into the Eleventh Amendment (the “Eleventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Eleventh Amendment was to allow a principal increase to $2,000 from the original $1,000 in the Tenth Amendment dated January 2019. In addition, if the collateral value drops then an unsecured portion or $400 may be used until the collateral is increased back to $2,000.

The Eleventh Amendment has a term of 12 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least five months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In July 2022, we entered into the Twelfth Amendment (the “Twelfth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Twelfth Amendment was to allow S.K. Funding to purchase a portion of loans sold to one borrower in Pennsylvania.

The timing of the Company’s principal and interest payments to S.K. Funding under the Twelfth Amendment, and S.K. Funding’s obligation to fund the loans in Pennsylvania vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $3,000. In addition, up to $400 may be unsecured on the Twelfth Amendment loans at any time.
●	The interest rate accruing to S.K. Funding for both the Secured and Unsecured portion of the Twelfth Amendment is 10.0% and 9.5%, accordingly and calculated on a 365/366-day basis.

22

In October of 2023, we entered the Thirteenth Amendment (the “Thirteenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Thirteenth Amendment was to sell participating interests in a few of our loans with our largest customer. These sales are different than all of our other loan participations in that the buyer is not in a preferred risk position, and as such, the portions of the loans sold are treated as an actual loan sale. The balance of the portion sold is removed from our balance sheet. The interest on the portion sold is not reflected on our statement of operations, and there is no interest cost or loan loss related to the sold portion on our statement of operations. The fee we earn on these loans for origination and servicing is recognized over the expected life of the loan in the same way as all of our other loans.

Pursuant to the Thirteenth Amendment, the aggregate amount of the S.K. Funding’s commitment, either funded or unfunded, under certain loans purchased by S.K. Funding covered by the Thirteenth Amendment (the “Loans”) was increased to $1,650. As of the effective date of the Thirteenth Amendment, S.K. Funding has funded $1,400 and agreed to fund an additional $250 upon notice from us that such additional amount is desired to fund the Loans. In addition, the amount of the portion of any Loan purchased by S.K. Funding was adjusted to the lesser of (i) 45% of our approved appraised value or a third-party sales price if the collateral property is under agreement for sale, as applicable, and (ii) 50% of the maximum principal of the loan after deducting the loan fee. The interest rate for the Loans is the lessor of the (i) the interest rate on such Loan or (ii) 14%, calculated on a 365/366 day basis. For such amounts of the Loan amount that are unsecured, the interest rate for such amounts is 9.5%, calculated on a 365/366 day basis. The loan receivables gross principal balance of the sold portion of the Loans as of December 31, 2024 was $1,400.

The term of the Thirteenth Amendment and S.K. Funding’s participation in the Loans, shall be through the repayment of the last Loan participated in by S.K. Funding pursuant to the terms of the Thirteenth Amendment.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 10.50% and 11.50% as of December 31, 2024 and 2023, respectfully. As of December 31, 2024, and 2023, the outstanding amount pursuant to the Wallach LOC was $743 and $160, respectively. For the years ended December 31, 2024 and 2023, interest expense was $35 and $18, respectively. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered into the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 10.50% and 11.50% as of December 31, 2024 and 2023. As of December 31, 2024, and 2023, the outstanding amount pursuant to the Wallach Trust LOC was $0 and $166, respectively. For the years ended December 31, 2024 and 2023, interest expense was $16 and $20, respectively. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Partner (“Partner”), William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all our assets;
●	Cost of funds to us of prime plus 3%; and
●	Due upon demand.

23

As of December 31, 2024 and 2023, the amounts outstanding pursuant to the Myrick LOC were $0 for both the years ended December 31, 2024 and 2023, interest expense was $0.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2025 but will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

As of December 31, 2024 and 2023, the outstanding amount pursuant to the Shuman LOC was $125. Interest expense was $13 for both years ended December 31, 2024 and 2023, respectively.

Line of Credit with Judith Swanson

During December 2021, the Swanson Line of Credit (“Swanson LOC”) was assigned to Judith Swanson (“Judith Swanson LOC”), as trustee of a trust. Pursuant to the Swanson Modification Agreement, the Judith Swanson LOC provides us with a revolving line of credit with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 6.75%; and
●	Due March 2026, $4,000 due July 2026, balance due November 21, 2026.

The Judith Swanson LOC was fully borrowed on the secured and unsecured portion of the line of credit as of December 31, 2024 and 2023. The secured balance on the Judith Swanson LOC was $6,000 and $5,164 as of December 31, 2024 and 2023, respectively. Interest expense was $640 and $556 for the years ended December 31, 2024 and 2023, respectively.

New Lines of Credit

During 2020 and 2019, we entered into one and four line of credit agreements, respectively (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us between 9.00% and 10.00%; and
●	Terms generally allow the lenders to give one month’s notice after which the principal balance of a New LOC Agreement will be reduced to a zero over the next six months.

The total balance of the New LOC Agreements was $2,965 and $3,066 as of December 31, 2024 and 2023, respectively. Interest expense was $296 and $230 for the year ended December 31, 2024 and 2023, respectively.

24

Hanna Holdings, Inc. Loan

This loan was debt acquired in the 339 acquisition which 339 used the loan to originally purchase the property.

●	Principal not to exceed $1,250
●	Secured with a second position mortgage
●	7% interest rate
●	Due in December 2027, but payable with a payoff associated with each lot sale. Interest accrues and is paid upon each payoff of principal.

As of December 31, 2024, the Loan with Hanna Holdings, Inc. was $350 compared to $1,250 as of the 339 Acquisition date.

Mortgage Payable

During January 2018, we entered a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate was 5.07% per annum until it increased 1.53% to 6.60% in January 2023 and is based on a year of 360 days; and
●	Due in January 2033.

During November 2024, we paid off the mortgage on our office building. The principal amount at payoff was $559. In addition, interest expense during the years ended December 31, 2024 and 2023 was $37 and $39 respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets

	December 31, 2024		December 31, 2023
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$7,485	$4,418	$7,615	$5,770
S.K. Funding	8,229	6,500	7,358	6,500

Lender
Shuman	236	125	358	125
Jeff Eppinger	4,028	1,500	3,496	1,500
R. Scott Summers	1,361	903	2,177	1,003
John C. Solomon	649	563	598	563
Judith Swanson	10,626	6,000	10,038	5,164

Total	$32,614	$20,009	$31,640	$20,625

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program as of December 31, 2024 and December 31, 2023 was 9.09% and 9.01%, respectively, not including the amortization of deferred financing costs.

25

We generally offer four durations at any given time, ranging from 12 to 48 months from the date of issuance. Our fourth public notes offering, which was declared effective on September 16, 2022, includes a mandatory early redemption option on all Notes, provided that the proceeds are reinvested. In our historical offerings, there were limited rights of early redemption. Our 36-month Note sold in our third public notes offering had a mandatory early redemption option, subject to certain conditions.

The following table is a roll forward of our Notes Program:

	December 31, 2024	December 31, 2023

Gross notes outstanding, beginning of period	$20,854	$21,576
Notes issued	5,257	1,353
Note repayments / redemptions	(6,143)	(2,075)

Gross notes outstanding, end of period	19,968	20,854

Less deferred financing costs, net	(150)	(235)

Notes outstanding, net	$19,818	$20,619

The following is a roll forward of deferred financing costs:

	December 31, 2024	December 31, 2023

Deferred financing costs, beginning balance	$939	$835
Additions	121	103
Deferred financing costs, ending balance	$1,060	$939
Less accumulated amortization	(910)	(703)
Deferred financing costs, net	$150	$235

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2024	December 31, 2023

Accumulated amortization, beginning balance	$703	$468
Additions	207	235
Accumulated amortization, ending balance	$910	$703

26

Other Unsecured Debts

Our other unsecured debts are detailed below:

Loan	Maturity Date	Interest Rate(1)	December 31, 2024	December 31, 2023
Unsecured Note with Seven Kings Holdings, Inc. Senior Subordinated	Demand(2)	9.5%	$–	$410
Unsecured Line of Credit from Judith Swanson	March 2026	10.0%	1,000	1,836
Unsecured Line of Credit from Judith Swanson	April 2025	10.0%	500	-
Unsecured Line of Credit from Builder Finance, Inc. Senior Subordinated	January 2025	10.0%	750	750
Subordinated Promissory Note	April 2024	10.0%	–	100
Subordinated Promissory Note	February 2025	9.0%	600	600
Subordinated Promissory Note	March 2026	9.75%	500	500
Subordinated Promissory Note	December 2027	10.0%	20	20
Subordinated Promissory Note	February 2024	11.0%	–	20
Subordinated Promissory Note	January 2025	10.0%	15	15
Subordinated Promissory Note	February 2027	8.5%	200	-
Subordinated Promissory Note	March 2027	10.0%	26	26
Subordinated Promissory Note	November 2026	9.5%	200	200
Subordinated Promissory Note	October 2024	10.0%	–	700
Subordinated Promissory Note	December 2024	10.0%	–	100
Subordinated Promissory Note	April 2025	10.0%	202	202
Subordinated Promissory Note	July 2025	8.0%	100	100
Subordinated Promissory Note	September 2027	10%	108	108
Subordinated Promissory Note	October 2025	8.0%	100	100
Subordinated Promissory Note	December 2025	8.0%	180	180
Senior Subordinated Promissory Note	March 2026(3)	8.0%	–	374
Subordinated Promissory Note	August 2026	8.0%	291	291
Senior Subordinated Promissory Note	July 2026(4)	1.0%	740	740
Junior Subordinated Promissory Note	July 2026(4)	20.0%	460	460
Senior Subordinated Promissory Note	October 2024(4)	1.0%	–	720
Senior Subordinated Promissory Note	October 2028(4)	1.0%	1,072	–
Junior Subordinated Promissory Note	October 2024(4)	20.0%	–	447
Junior Subordinated Promissory Note	October 2028(4)	20.0%	666	–
Subordinated Promissory Note	March 2029	10.0%	1,200	1,200
Subordinated Promissory Note	April 2024	10.0%	–	750
Subordinated Promissory Note	May 2027	10.0%	97	98
Subordinated Promissory Note	November 2027	10.0%	120	120
Subordinated Promissory Note	June 2025	10.0%	1,000	–
Subordinated Promissory Note	April 2028	10.0%	149	–
Subordinated Promissory Note	April 2029	11.0%	2,000	–
Subordinated Promissory Note	January 2025	11.0%	1,007	–
Subordinated Promissory Note	October 2027	8.50%	200	–
Subordinated Promissory Note	October 2028	10.0%	1,043	–
Subordinated Promissory Note	December 2028	10.0%	149	–
Subordinated Promissory Note	Varies (5)	Prime+1.5%	700	–
			$15,395	$11,167

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

(3)	Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended rate of 11% per annum.

27

Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority:

	Priority Rank	December 31, 2024	December 31, 2023
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$20,359	$21,196
Secured line of credit from affiliates	2	743	326
Unsecured line of credit (senior)	3	750	1,160
Other unsecured debt (senior subordinated)	4	1,812	1,094
Unsecured Notes through our public offering, gross	5	19,968	20,854
Other unsecured debt (subordinated)	5	11,707	8,006
Other unsecured debt (junior subordinated)	6	1,126	907
Less deferred financing fees		(150)	(238)

Total		$56,315	$53,305

Liquidity and Capital Resources

Our primary liquidity management objective is to meet expected cash flow needs while continuing to service our business and customers. As of December 31, 2024, and 2023, we had combined loans outstanding of 183 and 236, respectively. Gross loans outstanding were $51,138 and $61,293 as of December 31, 2024 and 2023, respectively.

Our net cash provided by operating activities decreased $723 to $6,478 as of December 31, 2024 compared to $7,201 for the same period of 2023. The decrease was primarily due to lower net income, which was $1,737 for the period ended December 31, 2024 compared to $2,578 for the same period of 2023 which was offset by the change in the accrued interest receivable balance which was $327 as of December 31, 2024 compared to $(501) for the same period of 2023.

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $22,515 and $25,263 as of December 31, 2024 and 2023, respectively. As of December 31, 2024, other than unfunded commitments, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

To fund our combined loans, we rely on secured debt, unsecured debt, and equity, which are described in the following table:

Source of Liquidity	As of December 31, 2024	As of December 31, 2023
Secured debt, net of deferred financing costs	$21,102	$21,519
Unsecured debt, net of deferred financing costs	$35,213	$31,786
Equity*	$8,573	$6,767
Cash and cash equivalents	$3,347	$3,522

* Equity includes Members’ Capital and Preferred Equity.

As of December 31, 2024 and 2023, cash and cash equivalents was $3,347 and $3,522, respectively. Secured debt, net of deferred financing costs decreased $417 to $21,102 as of December 31, 2024, compared to $21,519 for the same period of 2023. The decrease in secured debt was due primarily to borrowings pursuant to our loan purchase and sale agreements. However, we anticipate secured debt to decrease during 2025 as our loan receivable balances decrease.

Unsecured debt, net of deferred financing costs increased $3,427 to $35,213 as of December 31, 2024 compared to $31,786 for the same period of 2023. The increase in unsecured debt primarily related to unsecured notes sold outside of our Notes Program.

28

Equity increased $1,806 to $8,573 as of December 31, 2024 compared to $6,767 for the same period of 2023.

We anticipate an increase in both common and preferred equity during the 12 months subsequent to December 31, 2024. If we are not able to maintain our equity, we will rely more heavily on raising additional funds through the Notes Program.

The total amount of our debt maturing through year ending December 31, 2025 is 33,642, which consists of secured borrowings of $20,752 and unsecured borrowings of $12,890.

Secured borrowings maturing through the year ending December 31, 2025 significantly consists of loan purchase and sale agreements with two loan purchasers (Builder Finance and S. K. Funding) and several lenders. These secured borrowings are listed as maturing over the next 12 months due primarily to their related demand loan collateral. The following are secured facilities listed as maturing in 2025 with actual maturity and renewal dates:

●	Judith Swanson – $6,000 due March 2026 and automatically renews unless notice given;
●	Shuman – $125 due July 2025 and automatically renews unless notice is given;
●	S. K. Funding – $4,500 due July 2025 and automatically renews unless notice is given;
●	S. K. Funding – $2,000 of the total due January 2026;
●	Builder Finance, Inc – $4,418 with no expiration date;
●	New LOC Agreements - $2,965 generally one-month notice and six months to reduce principal balance to zero;
●	Line of credits with affiliates - $743 and due upon demand

Unsecured borrowings due by December 31, 2025 consist of Notes issued pursuant to the Notes Program and other unsecured debt of $6,736 and $6,154, respectively. To the extent that Notes issued pursuant to the Notes Program are not reinvested upon maturity, we will be required to fund the maturities, which we anticipate funding through the issuance of new Notes in our Notes Program. Historically, approximately 74% of our Note holders reinvest upon maturity. The 36 month Note in our Notes program has a mandatory early redemption option, subject to certain conditions. As of December 31, 2024, the 36-month Notes were $2,896. Our other unsecured debt has historically been renewed. For more information on other unsecured borrowings, see Note 9 – Borrowings. If other unsecured borrowings are not renewed in the future, we anticipate funding such maturities through investments in our Notes Program.

Summary

We have the funding available to address the loans we have today, including our unfunded commitments. We anticipate our assets to increase during 2025, however we are prepared for an increase of our assets through the net sources and uses (12-month liquidity) listed above as well as future capital from debt, preferred equity, and regular equity. Our expectation to reduce loan asset balances is subject to changes in demand, the housing market and competition. Although our secured debt is almost entirely listed as currently due because of the underlying collateral being demand notes, the vast majority of our secured debt is either contractually set to automatically renew unless notice is given or, in the case of purchase and sale agreements, has no end date as to when the purchasers will not purchase new loans (although they are never required to purchase additional loans).

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales generally mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales generally mean lower effective interest rates for us. Slower sales also are likely to increase the default rate.

29

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are well above average in many of the housing markets in the U.S. today, and our lending against these values is resulting in more risk than prior years. In some of our markets, prices of homes sold are dropping. This is both because some homes are selling for less and because the average home selling is smaller (more affordable). We anticipate declines in home values in many markets over the next 12 months. In addition, our LTV increased to 68% as of December 31, 2024 compared to 64% for the same period of the prior year.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long-term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three-year U.S. treasury rates and 30-year fixed mortgage rates. The U.S. treasury rates are used by us here to approximate CD rates Short-term interest rates have risen significantly and long-term interest rates have risen and then fallen; meanwhile, they are low historically.

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

(Source: U.S. Census Bureau)

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 17 to our consolidated financial statements for subsequent events.

Financial Statements

The financial statements listed below are contained in this supplement:

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers of Shepherd’s Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ HORNE LLP

We have served as the Company’s auditor since 2023.

Brentwood, Tennessee

March 19, 2025

F-2

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2024 and 2023

(in thousands of dollars)	2024	2023

Assets
Cash and cash equivalents	$3,347	$3,522
Accrued interest receivable	844	1,171
Loans receivable, net	48,387	58,130
Real estate investments	13,529	435
Foreclosed assets, net	1,356	130
Premises and equipment	805	828
Other assets	1,095	618
Total assets	$69,363	$64,834
Liabilities, Preferred Equity, and Members’ Capital
Customer interest escrow	$353	$292
Accounts payable and accrued expenses	768	609
Accrued interest payable	3,280	3,861
Notes payable secured, net of deferred financing costs	21,102	21,519
Notes payable unsecured, net of deferred financing costs	35,213	31,786
Deferred revenue – real estate investments	74	-
Total liabilities	$60,790	$58,067

Commitments and Contingencies (Note 14)

Preferred Equity
Series C preferred equity	$-	$4,773

Members’ Capital
Series C preferred equity	6,430	-
Class A common equity	2,143	1,994
Members’ capital	$8,573	$1,994

Total liabilities, preferred equity and members’ capital	$69,363	$64,834

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2024 and 2023

(in thousands of dollars)	2024	2023

Net Interest and Fee Income
Interest and fee income on loans	$10,198	$11,554
Interest expense:
Interest related to secured borrowings	1,297	2,263
Interest related to unsecured borrowings	3,564	3,261
Interest expense	$4,861	$5,524

Net interest and fee income	5,337	6,030

Less: Provision for credit losses	762	737
Net interest and fee income after provision for credit losses	4,575	5,293

Non-Interest Income
Gain on foreclosed assets	$–	$8
Gain on sale of real estate investments	–	10
Revenue from the sale of land parcels	2,998	–
Option fee income	816
Other income	82	80
Total non-interest income	$3,896	$98

Income before non-interest expense	8,471	5,391

Non-Interest Expense
Selling, general and administrative	$3,061	$2,696
Depreciation and amortization	80	81
Loss on foreclosed assets	595	36
Cost of land parcels sold	2,998	–
Total non-interest expense	$6,734	$2,813

Net income	$1,737	$2,578

Net income attributable to preferred equity holders	702	584

Net income attributable to common equity holders	$1,035	$1,994

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Changes in Members’ Capital

For the years ended December 31, 2024 and 2023

(in thousands of dollars)	Series B Preferred Equity	Series C Preferred Equity	Class A Common Equity	Total Members’ Capital
January 1, 2023	$1,900	$–	$180	$2,080
Cumulative effect of CECL adoption as of January 1, 2023	–	–	(178)	(178)
Net income attributable to Common A equity	–	–	1,991	1,991
Contributions from Common A equity	–	–	1,460	1,460
Distributions to Common A equity	–	–	(1,286)	(1,286)
Distributions to Series B preferred equity	(1,900)	–	–	(1,900)
Repurchase of Common A equity units	–	–	(180)	(180)
Issuance of Common A equity units	–	–	7	7
December 31, 2023	$–	$–	$1,994	$1,994
Net income attributable to Common A equity	–	–	1,035	1,035
Net income attributable to Series C equity	–	702	–	702
Contributions from Series C equity	–	1,200	–	1,200
Conversion of Series C equity	–	4,773	–	4,773
Distributions to Series C equity	–	(245)	–	(245)
Distributions to Class A equity	–	–	(906)	(906)
Issuance of Common A equity units	–	–	20	20
December 31, 2024	$–	$6,430	$2,143	$8,573

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(in thousands of dollars)	2024	2023

Cash flows from operations
Net income	$1,737	$2,578
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of deferred financing costs	204	235
Provision for credit losses	762	737
Change in loan origination fees, net	(396)	456
Depreciation and amortization	80	81
Gain on foreclosed assets, net	–	(8)
Loss on foreclosed assets	595	36
Gain on sale of real estate investments	–	(10)
Proceeds from the sale of real estate investments	2,998	2,131
Deferred revenue – real estate investments	74	–
Issuance of common A equity units for employee compensation	20	7
Net change in operating assets and liabilities:
Other assets	(534)	187
Accrued interest receivable	327	(501)
Customer interest escrow	61	(521)
Accrued interest payable	392	1,834
Accounts payable and accrued expenses	159	(41)

Net cash provided by operating activities	6,479	7,201

Cash flows from investing activities
Loan originations and principal collections, net	949	(2,851)
Additions for construction in foreclosed assets	(507)	(125)
Additions for construction in real estate investments	(4,432)	(1,896)
Investment in real estate assets	(330)	–
Proceeds from sale of foreclosed assets	992	1,549
Acquisition of 339, net of cash acquired	(2,996)	–

Net cash used in investing activities	(6,324)	(3,323)

Cash flows from financing activities
Contributions from common A equity holders	–	1,460
Contributions from preferred C equity holders	1,200	–
Distributions to preferred B equity holders	–	(1,900)
Distributions to preferred C equity holders	(245)	(1,539)
Distributions to common equity holders	(906)	(1,286)
Proceeds from secured note payable	9,637	13,630
Repayments of secured note payable	(13,049)	(14,542)
Proceeds from unsecured notes payable	17,342	3,315
Redemptions/repayments of unsecured notes payable	(14,188)	(3,406)
Repurchase of common A equity units	–	(180)
Deferred financing costs paid	(121)	(104)

Net cash used in financing activities	(330)	(4,552)

Net change in cash, cash equivalents and restricted cash	(175)	(674)

Cash, cash equivalents and restricted cash
Beginning of period	3,522	4,196
End of period	$3,347	$3,522

Supplemental disclosure of cash flow information
Cash paid for interest	$4,280	$6,464

Non-cash investing and financing activities
Earned by Series B preferred equity holders and distributed to customer interest escrow	$–	$47
Foreclosed assets transferred from loans receivable, net	$2,306	$–
Secured and unsecured notes payable transfers	$1,209	$777
Accrued interest payable transferred to unsecured notes payable	$1,435	$894

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we”, or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of two consolidating subsidiaries, Shepherd’s Stable Investments, LLC and 339 Justabout Land Company, LLC. The Company operates pursuant to its Second Amended and Restated Limited Liability Company Agreement by and among Daniel M. Wallach and the other members of the Company effective as of March 16, 2017, and as subsequently amended.

The Company extends commercial loans to residential homebuilders (in 20 states as of December 31, 2024) to:

●	construct single family homes,

●	develop undeveloped land into residential building lots, and

●	purchase and improve for sale older homes.

In addition, the Company develops property which is subdivided into two parcels. One parcel is being developed into lots and are available for home construction and the other parcel will be developed into a second phase of lots, which should be available for construction early next year.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for credit losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic (“ASC”) 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in two segments, commercial lending and the development of land parcels.

F-7

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized if such loans do not meet the criteria for nonaccrual status. Our construction loans charge a fee on the amount that we commit to lend, which is amortized over the expected life of each of those loans.

The Company records revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to receive in exchange for those products or services. Our performance obligations to customers are primarily satisfied over time as the services are performed and provided to the customer.

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $82 and $40 for the years ended December 31, 2024 and 2023, respectively.

Cash and Cash Equivalents

Management considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash account in a deposit account which, at times, may exceed federally insured limits. The Company monitors this bank account and does not expect to incur any losses from such an account.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments (ASC 825), and FASB ASC 820, Fair Value Measurements (ASC 820). ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for credit losses, and adjusted for (1) the net unrecognized portion of direct costs and non-refundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of non-refundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain in accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation becomes current or has been performed in accordance with the contractual terms for a reasonable period and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

F-8

A loan is individually evaluated for impairment when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Individually evaluated loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Credit Losses

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, the modified open pool approach was used which utilizes our borrowers credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C define the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

The following is performed by the Company’s Production Loan Operations department to determine the loan grades included within our loan’s receivable portfolio:

Each is rated on a scale of 1-5. With 5 being the highest rating, equal weight is given based on cash (split between average balance and ending balance), credit, and experience.

POINTS-CASH

●	Average cash should be 2% of the borrower’s total approval limit = .83 POINTS
●	Ending cash balance should be 1% of their total approval limit = .83 POINTS

Bank statements received from the borrower are entered by the loan processors at the time of the initial application or annual credit renewal. The Company’s Loan Administration System (“LAS”) automatically calculates the grading points given for cash based on the borrower’s approval limits and calculated cash ending and average balances.

POINTS-CREDIT

●	630 or higher credit score = 1.66

Credit scores are entered into LAS by the loan processors at the time of the initial application or annual credit renewal. LAS automatically calculates the grading points given for credit scores based on the average of the scores entered for the reporting agencies TransUnion and Equifax for all guarantors.

POINTS-EXPERIENCE

●	Meets minimum experience requirement according to the application matrix = 1.66

At the time of the initial application, the loan processor and underwriter determine whether the applicant meets the minimum experience requirements and enters this information into LAS under the application processing checklist. LAS then determines, based on how the question is answered, how many points are allocated to this category.

F-9

At the time of each loan approval, the underwriter confirms the grade calculated by LAS prior to signing off on the loan approval.

POINTS

Points from the three categories are added to come up with their 1-5 rating. The grading scale is as follows:

●	Rating Score of 4+ = A
●	Rating Score of 2.49 – 3.9 = B
●	Rating Score below 2.49 = C

Once the grading is established or locked in at the time of origination the loan then is populated into the Historical Loan Loss Analysis report. This report populates each loan ranking at the time of origination and does not fluctuate.

Borrower’s credit rankings do change over time based on new information obtained when available.

The CECL calculation for credit loss is performed using the following for the quantitative portion of the analysis:

1.	Commitment value which is obtained when the loan originates;
2.	Historical Originations by Ranking Bucket which is the sum of the Commitment Value obtained when the loan is closed; and
3.	Losses by Ranking Bucket which are expensed for loans not within foreclosure since 2018.

The Loan Committee reviews ongoing activity regarding loans, to include discussion regarding any changes in the reserve and charge-offs. These meetings are documented within the related Board of Managers minutes.

Individually Evaluated Loans

A loan is individually evaluated when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

Foreclosed Assets

When a foreclosed asset is acquired in the settlement of a loan, the asset is recorded at the as-is fair value minus expected selling costs establishing a new cost basis. The gain or loss is recorded on our consolidated statement of operations as non-interest income or expense. If the fair value of the asset declines, a write-down is recorded through non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs, and we adjust the portion of the appraised value related to construction improvements for the percentage of the improvements which have not yet been made. Subsequently, if a foreclosed asset has an increase in fair value the increase may be recognized up to the cost basis which was determined at the foreclosure date.

Deferred Financing Costs, Net

Deferred financing costs consist of certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. The deferred financing costs are reflected in a reduction in the unsecured notes offering liability.

F-10

Interest Capitalization

The Company capitalizes interest costs incurred during the construction of qualifying assets, such as real estate development projects, when the construction period extends beyond one year and the expenditures for the asset are significant.

Interest is capitalized based on the weighted average cost of funds, which reflects the blended interest rate of the Company’s outstanding borrowings, including both specific project-related debt, if any, and general corporate borrowings. The weighted average interest rate is determined monthly or whenever there is a significant change in the Company’s debt structure. Capitalization of interest commences when expenditures for the asset have been made, activities necessary to prepare the asset for its intended use are in progress, and interest costs are being incurred. Capitalization ceases when the asset is substantially complete and ready for its intended use, or when construction activities are suspended for an extended period.

Interest expense that is not capitalized is recognized in the statement of operations as incurred.

For the year ended December 31, 2024 and 2023, the Company applied a COF rate of 11.48% and 11.28%, respectively, reflecting the estimated cost of internally funded capital.

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies FASB ASC 740, Income Taxes (ASC 740). ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken while preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Reclassifications

Certain reclassifications have been made to the prior period’s financial statements and disclosures to conform to the current period’s presentation.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, increases in interest rates, and competition from other lenders. As of December 31, 2024, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

F-11

Concentration

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of loans receivable. Our concentration risks for our top three customers listed by geographic real estate market are summarized in the table below:

	December 31, 2024		December 31, 2023
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	20%	Pittsburgh, PA	29%
Second highest concentration risk	Orlando, FL	4%	Cape Coral, FL	7%
Third highest concentration risk	Greenville, SC	3%	Orlando, FL	6%

Recent Accounting Pronouncements

Effective January 1, 2024, the Company adopted Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, issued by the Financial Accounting Standards Board (FASB) in November 2023. This update enhances segment reporting by requiring additional disclosures regarding significant segment expenses, the measures used to assess segment performance, and greater consistency in interim reporting. The Company’s segment disclosures include information on key segment revenues, significant expenses, and profitability measures used by management. The adoption of this standard did not impact the Company’s consolidated financial position, results of operations, or cash flows but has resulted in enhanced segment-level disclosures. Because the Company is presenting segment information for the first time, prior-period financial statements have not been restated, as no segment disclosures were previously provided. This guidance did not have a material impact on the Company’s consolidated financial statements.

3. Acquisition

Acquisition of 339 Justabout Land Co., LLC

Effective February 15, 2024, the Company completed its acquisition of 339 Justabout Land Co. LLC (“339”), in a transaction valued at $9,122. The Company paid cash consideration of $3,000 plus the amount of our intercompany debt.

The property has since been subdivided into two parcels. One parcel is being developed into lots and are available for home construction (“Phase 1 Lots”) and the other parcel will be developed into a second phase of lots (“Phase 2 Lots”), which should be available for construction early next year (collectively the “339 Lots”).

We charge an option fee to Benjamin Marcus Homes (“BMH”) for the right to buy the Phase 1 Lots owned by 339. The option fee was $890 as of February 15, 2024, and the Company is deferring the revenue related to the option fee over twelve months. As of December 31, 2024, deferred revenue, real estate investment was $74.

The following table summarizes the allocation of purchase price to assets and liabilities acquired in connection with the Company’s acquisition of 339 based on fair values as of February 15, 2024.

Acquisition Consideration

Gross purchase price	$3,892
Debt of 339 to the Company	6,122
Immediate repayment of previous 339 owner of intercompany debt	(892)
Purchase consideration	$9,122

F-12

The purchase price has been allocated to the acquired assets and assumed liabilities based on estimated fair values. The table below provides the provisional recording of assets acquired and liabilities assumed as of the acquisition date.

Amounts recognized as of the acquisition date

Purchase Consideration	$9,122

Fair value of identified assets acquired:
Cash	4
Real estate investments	11,330
Total identifiable assets	11,334

Fair value of liabilities assumed:
Current liabilities	462
Other liabilities	1,750
Total liabilities assumed	2,212

Net identifiable assets acquired	$9,122

The allocation presented above is based upon management’s estimate of fair values using valuation techniques including appraisals and purchase contracts, as well as estimating completion costs and future interest costs. In estimating the fair value of the identifiable acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows and estimated discount rates. Except for real estate assets, all assets and liabilities are estimated at their historical carrying values, which approximates fair value.

4. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of input are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-Financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of individually evaluated loans with specific allocations of the allowance for credit losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals minus selling costs.

Individually Evaluated Loans

The appraisals used to establish the value of individually evaluated loans are based on similar properties at similar times; however, due to the differences in time and properties, the individually evaluated loans are classified as Level 3. There were 21 and 17 individually evaluated loan assets as of December 31, 2024 and December 31, 2023, respectively.

F-13

Foreclosed Assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis.

Foreclosed assets, upon initial recognition, are measured and reported at fair value minus cost to sell. Each reporting period, the Company remeasures the fair value of its significant foreclosed assets. Fair value is based upon independent market prices, appraised values of the foreclosed assets or management’s estimates of value, which the Company classifies as a Level 3 evaluation.

The following tables present the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2024 and 2023:

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2024		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets, net	$1,356	$1,356	$–	$–	$1,356
Individually evaluated loans, net	4,313	4,313	–	–	4,313
Total	$5,669	$5,669	$–	$–	$5,669

			Quoted Prices in Active Markets for	Significant Other	Significant
	December 31, 2023		Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets, net	$130	$130	$–	$–	$130
Impaired loans due to COVID-19, net	82	82	–	–	82
Individually evaluated loans, net	5,393	5,393	–	–	5,393
Total	$5,605	$5,605	$–	$–	$5,605

Fair Value of Financial Instruments

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2024 and 2023. The interest on our Notes Program is paid to our Note holders either monthly or at the end of their investment, compounded monthly. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well.

F-14

The table below is a summary of fair value estimates for financial instruments:

	December 31, 2024		December 31, 2023
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets
Cash and cash equivalents	$3,347	$3,347	$3,522	$3,522
Loans receivable, net	48,387	48,387	58,130	58,130
Accrued interest on loans	844	844	1,171	1,171
Financial Liabilities
Customer interest escrow	353	353	292	292
Notes payable secured, net	21,102	21,102	21,519	21,519
Notes payable unsecured, net	35,213	35,213	31,786	31,786
Accrued interest payable	3,280	3,280	3,861	3,861

5. Segment Reporting

During February 2024, the Company completed its acquisition of 339 and the property has since been subdivided into two parcels. One parcel is being developed into lots and are available for home construction and the other parcel will be developed into a second phase of lots which should be available for construction early next year.

The addition of the Company’s real estate investment added a new segment; therefore as of December 31, 2024 the Company will operate within two principal business segments: Shepherd’s Finance and 339 and once consolidated the Company reports as Shepherd’s Finance, LLC. Shepherd’s Finance was the one principal business segment as of December 31, 2023. Revenues from Shepherd’s Finance consist primarily of interest and fee income earned on loans. 339’s revenues are primarily related to the sale of land parcels and option fee income. The Company has no other segments.

Our CEO assesses segment performance using operating income as well as comparing capital expenditures, sales prices, sales rates, and development timing to a plan that was created prior to purchase. For 339, we are intending to develop 62 lots, of which 38 are already developed. Of those 38, none were sold as of December 31, 2024. In addition, as of December 31, 2024, we invested a total of $14,975, anticipating another $3,400 in capital expenditures, and relieved the total investment of $2,998 through sales. We recognized $816 in option fee income. We anticipate a majority of the remaining 38 lots will sale during 2025, with the remaining 24 undeveloped lots will be under development or completed by the end of 2025.

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment sales a different product.

Information about reportable segments, and reconciliations of such information to the Consolidated Financial Statements as of December 31, 2024 are described below.

F-15

Reconciliation of Consolidated Statements of Operations:

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the Year Ended December 12/31/2024

(in thousands of dollars)	339 Justabouot Land Company, LLC	Shepherds Finance, LLC	Total

Net Interest and Fee Income
Interest and fee income on loans	$–	$10,198	$10,198
Interest expense:
Interest related to secure borrowings	–	1,297	1,297
Interest related to unsecured borrowings	–	3,564	3,564
Interest expense	$–	$4,861	$4,861

Net interest and fee income	–	5,337	5,337

Less: Provision for credit losses	–	762	762
Net interest and fee income after provision for credit losses	–	4,575	4,575

Non-Interest Income
Gain on foreclosed assets	$–	$–	$–
Revenue from the sale of land parcels	2,998	–	2,998
Option fee income	816	–	816
Other income	–	82	82
Total non-interest income	$3,814	$82	$3,896

Income before non-interest expense	3,814	4,657	8,471

Non-Interest Expense
Selling, general and administrative	$–	$3,061	$3,061
Depreciation and amortization	–	80	80
Loss on foreclosed assets	–	595	595
Cost of land parcels sold	2,998	–	2,998
Total non-interest expense	$2,998	$3,736	$6,734

Net Income	$816	$921	$1,737

Net income attributable to preferred equity holders	$–	$–	$702

Net income attributable to common equity holders	$–	$–	$1,035

Reconciliation of total assets:

(in thousands of dollars)	339 Justabouot Land Company, LLC	Shepherds Finance, LLC	Elimination	Total

Total assets as of December 31, 2024	$11,977	$57,386	$–	$69,363

6. Real Estate Investment Assets

During June 2020, we acquired four lots from a borrower in exchange for the transfer of loans secured by those lots. We extinguished the principal balance for the loans on the lots in the amount of $640 and in addition, paid a $500 management fee for the development of homes on the lots. The management fee was paid through reducing the principal balance on a current loan receivable with the borrower. Two of the four homes sold during 2022 and the remaining two sold in 2023.

During October 2023, the Company acquired two properties to construct houses on each lot. Once the properties are fully developed and sold the use of proceeds from the sale will first apply to the land, building, furniture and interest costs to the Company and a portion of the remaining funds will be distributed as a management fee for the development of the homes.

F-16

Effective February 15, 2024, the Company completed its acquisition of 339 Justabout Land Co. LLC (“339”), in a transaction valued at $9,122. The Company paid cash consideration of $3,000 plus the amount of our intercompany debt.

The property has since been subdivided into two parcels. One parcel is being developed into lots and are available for home construction (“Phase 1 Lots”) and the other parcel will be developed into a second phase of lots (“Phase 2 Lots”), which should be available for construction early next year (collectively the “339 Lots”).

We charge an option fee to Benjamin Marcus Homes (“BMH”) for the right to buy the Phase 1 Lots owned by 339. The option fee was $890 as of February 15, 2024, and the Company is deferring the revenue related to the option fee over twelve months. As of December 31, 2024, deferred revenue, real estate investment was $74.

During the year ended December 31, 2024, BMH purchased nine lots from 339 for both revenue and cost of land parcels sold of $2,998 which is included within non-interest income and non-interest expense, respectively, on the consolidated statements of operations. No gains or losses were recognized in the lot sales. We are capitalizing interest related to the cost of this investment which is included in the asset when we sell lots.

The total expected selling price of the 339 Lots is approximately $18,500 and the gross purchase price was $3,892 (the “Purchase Price”) and the development loan reclassed from loan receivables net to real estate investments of $6,122. BMH immediately repaid an intercompany debt to 339 of $892, which in turn was returned to the Company, leaving the net investment at $3,000. We purchased 339 subject to the debt owed by 339, which included a first position development loan from the Company, and two subordinate financings from lenders outside of the Company.

During September 2024, the Company invested in a minority non-controlling interest in one of our borrowers, DBL Capital Real Estate Fund 1, LLC (“DBL”) for $330. The investment is to develop six empty lots into houses and the Company is expected to receive a return.

The following table is a roll forward of real estate investment assets:

	December 31, 2024	December 31, 2023

Beginning balance	$435	$660
Additions from 339 acquisition	11,330	–
Gain on sale of real estate investments	–	10
Investments in real estate assets	330	–
Proceeds from the sale of real estate investments	(2,998)	(2,131)
Additions for construction/development	4,432	1,896
Ending balance	$13,529	$435

Capitalized Interest Activity

The following table is capitalized interest for real estate investment assets:

	December 31, 2024	December 31, 2023

Capitalized interest	$1,143	$11
Cost of funds	11.48%	11.28%

The capitalized interest is included within real estate investment assets on the consolidated balance sheet.

F-17

7. Loans Receivables, net

Financing receivables are comprised of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023

Loans receivable, gross	$51,138	$61,293
Less: Deferred loan fees	(1,273)	(1,772)
Less: Deposits	(867)	(1,056)
Plus: Deferred origination costs	257	360
Less: Allowance for credit losses	(868)	(695)
Loans receivable, net	$48,387	$58,130

Commercial Construction and Development Loans

Construction Loan Portfolio Summary

As of December 31, 2024, we have 61 borrowers, all of whom borrow money for the purpose of building new homes. The loans typically involve funding of the lot and a portion of construction costs, for a total of between 50% and 70% of the completed value of the new home. As the home is built during the course of the loan, the loan balance increases. The loans carry an interest rate of 2.5% above our cost of funds. In addition, we charge a 5% loan fee, and our cost of funds was 11.49% as of December 31, 2024.

Our loans are demand loans and most have a deposit from the builder during construction to help offset the risk of partially built homes, and some have an interest escrow to offset payment of monthly interest risk.

The following is a summary of the loan portfolio to builders for home construction loans as of December 31, 2024 and 2023:

Year	Number of States	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
2024	20	59	177	$99,462	$67,391	$48,004	68	%(3)	5%
2023	20	62	225	$117,169	$75,300	$51,788	64	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

F-18

Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2024 and 2023:

Year	Number of States	Number of Borrowers	Number of Loans	Gross Value of Collateral(1)	Commitment Amount	Gross Amount Outstanding	Loan to Value Ratio(2)		Interest Spread(4)
2024	5	6	6	$7,459	$6,262	$3,134	42	%(3)	varies
2023	6	9	11	$23,873	$11,256	$9,505	40	%(3)	varies

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value calculated as described above.

(3)	Represents the weighted average loan to value ratio of the loans.

(4)	The interest spread varies for the state of Pennsylvania and is 7% across other states.

The following is a roll forward of loan receivables, net of both construction and development loans:

	December 31, 2024	December 31, 2023

Beginning balance	$58,130	$56,650
Originations and modifications	40,728	58,216
Principal collections	(48,578)	(57,895)
Transferred from loans receivables, net	(2,306)	-
Change in builder deposit	190	(217)
Change in allowance for credit losses	(173)	1,832
Change in loan fees, net	396	(456)

Ending balance	$48,387	$58,130

Credit Quality Information

Effective January 1, 2023, we adopted ASC 326, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which replaced the incurred loss methodology for determining out provision for credit losses and allowance for credit losses with current expected credit loss (“CECL”) model. Upon the adoption of ASC 326 the total amount of the allowance for credit losses (“ACL”) on loans estimated using the CECL methodology increased $178 compared to the total amount of the allowance recorded using the prior incurred loss model.

Based on the Company’s size, complexity and historical data the aggregate method or loss-rate method was selected to estimate expected credit losses. An expected loss ratio is applied based on internal historical losses and originations. The aggregate method relies upon the performance of an entire segment of the loan portfolio to best represent the behavior of these specific segments over time. In addition, a modified open pool approach was used which utilizes our borrowers’ credit rankings for both construction and development loans. Internal risk-rating grades are assigned by the Company’s management based on an analysis of financial and collateral strength and other credit attributes underlying each loan. Loan grades are A, B and C and Unsecured for both construction and development loans where A and C define the highest and lowest scores, respectively. Unsecured loans in our portfolio do not hold underlying collateral.

Each loan pool is adjusted for qualitative factors not inherently considered in the quantitative analysis. The qualitative adjustments either increase or decrease the quantitative model estimation. We consider factors that are relevant within the qualitative framework which include the following: lending policy, changes in nature and volume of loans, staff experience, changes in volume and trends of non-performing loans, trends in underlying collateral values, quality of our loan review system and other economic conditions, including inflation.

Our Company construction loans are collateralized by land and real estate while our Company development loans are collateralized by land. Secured nonaccrual loans individually evaluated are also collateralized by land and real estate.

F-19

The following table presents the Company’s gross loans receivable, commitment value and ACL for each respective credit rank loan pool category as of December 31, 2024.

	Loans Receivable Gross	Commitment Value	ACL
Construction Loans Collectively Evaluated:
A Credit Risk	$39,277	$55,872	$215
B Credit Risk	2,817	3,883	38
C Credit Risk	939	1,851	25

Development Loans Collectively Evaluated:
A Credit Risk	$2,485	$5,500	$2
B Credit Risk	160	275	-
C Credit Risk	489	487	18

Unsecured Nonaccrual Loans Individually Evaluated:	$–	$–	$–

Secured Nonaccrual Loans Individually Evaluated:	$4,971	$5,785	$658

ACL Unfunded Commitments:	–	–	(88)

Total	$51,138	$73,653	$868

The following table presents the Company’s gross loans receivable, commitment value and ACL for each respective credit rank loan pool category as of December 31, 2023.

	Loans Receivable Gross	Commitment Value	ACL
Construction Loans Collectively Evaluated:
A Credit Risk	$40,252	$59,075	$211
B Credit Risk	5,718	10,339	32
C Credit Risk	–	–	–

Development Loans Collectively Evaluated:
A Credit Risk	$8,787	$9,793	$5
B Credit Risk	172	511	–
C Credit Risk	452	454	10

Unsecured Nonaccrual Loans Individually Evaluated	$86	$81	$86

Secured Nonaccrual Loans Individually Evaluated:	$5,826	$6,303	$351

ACL Unfunded Commitments	–	–	–

Total	$61,293	$86,556	$695

F-20

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2024:

	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Unsecured Nonaccrual Loans Individually Evaluated:	$–	$–	$–

Secured Nonaccrual Loans Individually Evaluated:	$1,427	$3,544	$–

Total	$1,427	$3,544	$–

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 89 days still accruing as of December 31, 2023:

	Nonaccrual with No Allowance for Credit Loss	Nonaccrual with Allowance for Credit Loss	Loans Past Due Over 89 Days Still Accruing
Unsecured Nonaccrual Loans Individually Evaluated:	$–	$86	$–

Secured Nonaccrual Loans Individually Evaluated:	$2,495	$3,331	$–

Total	$2,495	$3,417	$–

For loans greater than 12 months in age that are individually evaluated, appraisals are ordered and prepared if the current appraisal is greater than 13 months old and construction is greater than 90% complete. If construction is completed by less than 90% the Company uses the latest appraisal on file. At certain times the Company may choose to use a broker’s opinions of value (“BOV”) as a replacement for an appraisal if deemed more efficient by management. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, use currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a BOV.

In addition, our loan portfolio includes performing, forbearance and non-accrual loans. The Company’s policies with respect to placing loans on non-accrual and individually evaluated if they are past due greater than 90 days unless management deems the loan an exception. A fair market value analysis is performed and an allowance for credit loss is established based on the results of the analysis.

F-21

The following is an aging of our gross loan portfolio as of December 31, 2024:

	Gross Loan	Current	Past Due	Past Due	Past Due	Past Due
	Value	0 - 59	60 - 89	90 - 179	180 - 269	>270
Performing Loans
A Credit Risk	$41,763	$41,763	$–	$–	$–	$–
B Credit Risk	2,977	2,977	–	–	–	–
C Credit Risk	1,428	1,428	–	–	–	–

Forbearance Loans
Secured Nonaccrual Loans	4,476	–	–	1,057	–	3,419

Nonaccrual Loans
Unsecured Loans	–	–	–	–	–	–
Secured Loans	494	–	–	–	–	494
Total	$51,138	$46,168	$–	$1,057	$–	$3,913

The following is an aging of our gross loan portfolio as of December 31, 2023:

	Gross Loan	Current	Past Due	Past Due	Past Due	Past Due
	Value	0 - 59	60 - 89	90 - 179	180 - 269	>270
Performing Loans
A Credit Risk	$49,039	$49,039	$–	$–	$–	$–
B Credit Risk	5,890	5,890	–	–	–	–
C Credit Risk	452	452	–	–	–	–

Forbearance Loans
Secured Nonaccrual Loans	–	–	–	–	–	–

Nonaccrual Loans
Unsecured Loans	86	–	–	–	–	86
Secured Loans	5,826	–	881	1,497	1,641	1,807
Total	$61,293	$55,381	$881	$1,497	$1,641	$1,893

Below is an aging schedule of loans receivable as of December 31, 2024, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (Current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	162	$46,168	90.2%
60-89 days	–	–	–%
90-179 days	5	1,057	2.1%
180-269 days	–	–	–%
>270 days	16	3,913	7.7%

Subtotal	183	$51,138	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	183	$51,138	100.0%

F-22

Below is an aging schedule of loans receivable as of December 31, 2023, on a recency basis:

	No. Loans	Unpaid Balances	%
Current loans (Current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4%
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

Below is an aging schedule of loans receivable as of December 31, 2024, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual terms (All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.)	162	$46,168	90.2%
60-89 days	–	–	–%
90-179 days	5	1,057	2.1%
180-269 days	–	–	–%
>270 days	16	3,913	7.7%

Subtotal	183	$51,138	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	183	$51,138	100.0%

F-23

Below is an ageing schedule of loans receivable as of December 31, 2023, on a contractual basis:

	No. Loans	Unpaid Balances	%
Contractual terms (All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.)	219	$55,381	90.4%
60-89 days	3	881	1.4%
90-179 days	3	1,497	2.4
180-269 days	4	1,641	2.7%
>270 days	7	1,893	3.1%

Subtotal	236	$61,293	100.0%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	–	$–	–%

Partial payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	–	$–	–%

Total	236	$61,293	100.0%

Allowance for Credit Losses on Loans

The following table provides a roll forward of the allowance for credit losses as of December 31, 2024:

	Performing Loans						Nonaccrual loans
	Construction			Development
	A Credit Risk	B Credit Risk	C Credit Risk	A Credit Risk	B Credit Risk	C Credit Risk	Secured	Unsecured	Total
Allowance for credit losses as of December 31, 2023	$(211)	$(32)	$–	$(5)	$–	$(10)	$(351)	$(86)	$(695)
Reclassification of ACL on unfunded commitments	59	19	–	–	–	–	–	–	78
Charge-offs	–	–	–	–	–	–	454	52	506
Recoveries	–	–	–	–	–	–	–	(6)	(6)
Provision for credit losses funded	2	(15)	(13)	4	–	(8)	(761)	40	(751)
Allowance for credit losses as of December 31, 2024	$(150)	$(28)	$(13)	$(1)	$–	$(18)	$(658)	$–	$(868)

Reserve for unfunded commitments as of December 31, 2023	$–	$–	$–	$–	$–	$–	$–	$–	$–
Reclassification of ACL on unfunded commitments	(59)	(19)	–	–	–	–	–	–	(78)
Provision for credit losses unfunded	(6)	9	(12)	(1)	–	–	–	–	(10)
Reserve for unfunded commitments as of December 31, 2024	$(65)	$(10)	$(12)	$(1)	$–	$–	$–	$–	$(88)

F-24

The following table provides a roll forward of the allowance for credit losses as of December 31,2023:

	Performing Loans						Nonaccrual loans
	Construction			Development
	A Credit Risk	B Credit Risk	C Credit Risk	A Credit Risk	B Credit Risk	C Credit Risk	Secured	Unsecured	Total
December 31, 2022	$(174)	$(66)	$(9)	$(37)	$(2)	$(7)	$(247)	$(1,985)	$(2,527)

Impact of the adoption of ASC 326	(33)	(1)	(12)	35	2	(30)	–	(139)	(178)
Charge-offs	–	–	–	–	–	–	132	2,610	2,742
Reduction in ACL for loan participations	5	–	–	–	–	–	–	–	5
Provision for credit losses	(9)	35	21	(3)	–	27	(236)	(572)	(737)

December 31, 2023	$(211)	$(32)	$–	$(5)	$–	$(10)	$(351)	$(86)	$(695)

Allowance for Credit Losses on Unfunded Loan Commitments

Unfunded commitments to extend credit, which have similar collateral, credit and market risk to our outstanding loans, were $22,515 and $25,263 as of December 31, 2024 and December 31, 2023, respectively. The ACL is calculated at an estimated loss rate on the total commitment value for loans in our portfolio. The ACL on unfunded commitments is calculated as the difference between the ACL on commitment value less the estimated loss rate and the total gross loan value for loans in our portfolio. As of December 31, 2024, the ACL for unfunded commitments was $88. In addition, as of December 31, 2024, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

8. Foreclosed Assets

Roll forward of foreclosed assets for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Beginning balance	$130	$1,582
Transferred from loans receivables, net	2,306	–
Investments in foreclosed assets	507	125
Sale proceeds	(992)	(1,549)
Gain on foreclosed assets	–	8
Loss on foreclosed assets	(595)	(36)
Ending balance	$1,356	$130

F-25

9. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2024	December 31, 2023
Borrowing Source
Purchase and sale agreements and other secured borrowings	1	$20,359	$21,196
Secured line of credit from affiliates	2	743	326
Unsecured line of credit (senior)	3	750	1,160
Other unsecured debt (senior subordinated)	4	1,812	1,094
Unsecured Notes through our public offering, gross	5	19,968	20,854
Other unsecured debt (subordinated)	5	11,707	8,006
Other unsecured debt (junior subordinated)	6	1,126	907
Less deferred financing fees		(150)	(238)

Total		$56,315	$53,305

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Secured Borrowings
2025	$33,642	$6,736	$6,154	$20,752
2026	3,809	1,618	2,191	–
2027	6,561	5,790	771	–
2028	9,253	5,824	3,079	350
2029	3,200	–	3,200	–
2030 and thereafter	–	–	–	–
Total	$56,465	$19,968	$15,395	$21,102

Loan Purchase and Sale Agreements

We have two loan purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are Builder Finance, Inc. (“Builder Finance”) and S.K. Funding, LLC (“S.K. Funding”). Generally, the purchasers buy between 50% and 85% of each loan sold. They receive interest rates ranging from our cost of funds to the interest rate charged to the borrower. The purchasers generally do not receive any of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the purchaser must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The loan purchase and sale agreements are recorded as secured borrowings.

In March 2018, we entered into the Seventh Amendment (the “Seventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Seventh Amendment was to allow S.K. Funding to purchase a portion of the Pennsylvania Loans.

The Seventh Amendment had a term of 24 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least six months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In April 2021, we entered into the Eleventh Amendment (the “Eleventh Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Eleventh Amendment was to allow a principal increase to $2,000 from the original $1,000 in the Tenth Amendment dated January 2019. In addition, if the collateral value drops then an unsecured portion or $400 may be used until the collateral is increased back to $2,000.

F-26

The Eleventh Amendment has a term of 12 months and automatically renews for additional six-month terms unless either party gives written notice of its intent not to renew at least five months prior to the end of a term. S.K. Funding will have a priority position as compared to the Company in the case of a default by any of the borrowers.

In July 2022, we entered into the Twelfth Amendment (the “Twelfth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Twelfth Amendment was to allow S.K. Funding to purchase a portion of loans sold to one borrower in Pennsylvania.

The timing of the Company’s principal and interest payments to S.K. Funding under the Twelfth Amendment, and S.K. Funding’s obligation to fund the loans in Pennsylvania vary depending on the total principal amount of the Pennsylvania Loans outstanding at any time, as follows:

●	If the total principal amount exceeds $3,000. In addition, up to $400 may be unsecured on the Twelfth Amendment loans at any time.
●	The interest rate accruing to S.K. Funding for both the Secured and Unsecured portion of the Twelfth Amendment is 10.0% and 9.5%, accordingly and calculated on a 365/366-day basis.

In October of 2023, we entered the Thirteenth Amendment (the “Thirteenth Amendment”) to our Loan Purchase and Sale Agreement with S.K. Funding. The purpose of the Thirteenth Amendment was to sell participating interests in a few of our loans with our largest customer. These sales are different than all of our other loan participations in that the buyer is not in a preferred risk position, and as such, the portions of the loans sold are treated as an actual loan sale. The balance of the portion sold is removed from our balance sheet. The interest on the portion sold is not reflected on our statement of operations, and there is no interest cost or loan loss related to the sold portion on our statement of operations. The fee we earn on these loans for origination and servicing is recognized over the expected life of the loan in the same way as all of our other loans.

Pursuant to the Thirteenth Amendment, the aggregate amount of the S.K. Funding’s commitment, either funded or unfunded, under certain loans purchased by S.K. Funding covered by the Thirteenth Amendment (the “Loans”) was increased to $1,650. As of the effective date of the Thirteenth Amendment, S.K. Funding has funded $1,400 and agreed to fund an additional $250 upon notice from us that such additional amount is desired to fund the Loans. In addition, the amount of the portion of any Loan purchased by S.K. Funding was adjusted to the lesser of (i) 45% of our approved appraised value or a third-party sales price if the collateral property is under agreement for sale, as applicable, and (ii) 50% of the maximum principal of the loan after deducting the loan fee. The interest rate for the Loans is the lessor of the (i) the interest rate on such Loan or (ii) 14%, calculated on a 365/366 day basis. For such amounts of the Loan amount that are unsecured, the interest rate for such amounts is 9.5%, calculated on a 365/366 day basis. The loan receivables gross principal balance of the sold portion of the Loans as of December 31, 2024 was $1,400.

The term of the Thirteenth Amendment and S.K. Funding’s participation in the Loans, shall be through the repayment of the last Loan participated in by S.K. Funding pursuant to the terms of the Thirteenth Amendment.

Lines of Credit

Lines of Credit with Mr. Wallach and His Affiliates

During June 2018, we entered the First Amendment to the line of credit with our Chief Executive Officer and his wife (the “Wallach LOC”) which modified the interest rate on the Wallach LOC to generally equal the prime rate plus 3%. The interest rate for the Wallach LOC was 10.5% and 11.50% as of December 31, 2024 and 2023, respectfully. As of December 31, 2024, and 2023, the outstanding amount pursuant to the Wallach LOC was $743 and $160, respectively. For the years ended December 31, 2024 and 2023, interest expense was $35 and $18, respectively. The maximum amount outstanding on the Wallach LOC is $1,250 and the loan is a demand loan.

During June 2018, we also entered the First Amendment to the line of credit with the 2007 Daniel M. Wallach Legacy Trust, which is our CEO’s trust (the “Wallach Trust LOC”) which modified the interest rate on the Wallach Trust LOC to generally equal the prime rate plus 3%. The interest rate for this borrowing was 10.50% and 11.50% as of December 31, 2024 and 2023. As of December 31, 2024, and 2023, the outstanding amount pursuant to the Wallach Trust LOC was $0 and $166, respectively. For the years ended December 31, 2024 and 2023, interest expense was $16 and $20, respectively. The maximum amount outstanding on the Wallach Trust LOC is $250 and the loan is a demand loan.

F-27

Line of Credit with William Myrick

During June 2018, we entered into a line of credit agreement (the “Myrick LOC Agreement”) with our Partner (“Partner”), William Myrick. Pursuant to the Myrick LOC Agreement, Mr. Myrick provides us with a line of credit (the “Myrick LOC”) with the following terms:

●	Principal not to exceed $1,000;
●	Secured by a lien against all our assets;
●	Cost of funds to us of prime plus 3%; and
●	Due upon demand.

As of December 31, 2024 and 2023, the amounts outstanding pursuant to the Myrick LOC were $0 for both the years ended December 31, 2024 and 2023, interest expense was $0.

Line of Credit with Shuman

During July 2017, we entered into a line of credit agreement (the “Shuman LOC Agreement”) with Steven K. Shuman, which is now held by Cindy K. Shuman. Pursuant to the Shuman LOC Agreement, Shuman provides us with a revolving line of credit (the “Shuman LOC”) with the following terms:

●	Principal not to exceed $1,325;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 10%; and
●	Due in July 2025; however, will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

As of December 31, 2024 and 2023, the outstanding amount pursuant to the Shuman LOC was $125. Interest expense was $13 for both years ended December 31, 2024 and 2023, respectively.

Line of Credit with Judith Swanson

During December 2021, the Swanson Line of Credit (“Swanson LOC”) was assigned to Judith Swanson (“Judith Swanson LOC”), as trustee of a trust. Pursuant to the Swanson Modification Agreement, the Judith Swanson LOC provides us with a revolving line of credit with the following terms:

●	Principal not to exceed $7,000;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us of 8.25%; and
●	Due in July 2025; however, will automatically renew for additional 12-month periods, unless either party gives notice to not renew.

The Judith Swanson LOC was fully borrowed on the secured and unsecured portion of the line of credit as of December 31, 2024 and 2023. In addition, the secured balance on the Judith Swanson LOC was $6,000 and $5,164, as of December 31, 2024 and 2023, respectively. Interest expense was $640 and $556 for the years December 31, 2024 and 2023, respectively.

F-28

New Lines of Credit

During 2020 and 2019, we entered into one and four line of credit agreements, respectively (the “New LOC Agreements”). Pursuant to the New LOC Agreements, the lenders provide us with revolving lines of credit with the following terms:

●	Principal not to exceed $6,063;
●	Secured with assignments of certain notes and mortgages;
●	Cost of funds to us between 9.00% and 10.00%; and
●	Terms generally allow the lenders to give one month’s notice after which the principal balance of a New LOC Agreement will be reduced to a zero over the next six months.

The total balance of the New LOC Agreements was $2,965 and $3,066 as of December 31, 2024 and 2023, respectively. Interest expense was $296 and $230 for the year ended December 31, 2024 and 2023, respectively.

Hanna Holdings, Inc. Loan

This loan was debt acquired in the 339 acquisition which 339 used the loan to originally purchase the property.

●	Principal not to exceed $1,250
●	Secured with a second position mortgage
●	7% interest rate
●	Due in December 2027, but payable with a payoff associated with each lot sale. Interest accrues and is paid upon each payoff of principal.

As of December 31, 2024, the Loan with Hanna Holdings, Inc. was $350 compared to $1,250 as of the 339 Acquisition date.

Mortgage Payable

During January 2018, we entered a commercial mortgage on our office building with the following terms:

●	Principal not to exceed $660;
●	Interest rate was 5.07% per annum until it increased 1.53% to 6.60% in January 2023 and is based on a year of 360 days; and
●	Due in January 2033.

During November 2024, we paid off the mortgage on our office building. The principal amount at payoff was $559. In addition, interest expense during the years ended December 31, 2024 and 2023 was $37 and $39, respectively.

Secured Borrowings Secured by Loan Assets

Borrowings secured by loan assets are summarized below:

	December 31, 2024		December 31, 2023
	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender	Book Value of Loans which Served as Collateral	Due from Shepherd’s Finance to Loan Purchaser or Lender
Loan Purchaser
Builder Finance	$7,485	$4,418	$7,615	$5,770
S.K. Funding	8,229	6,500	7,358	6,500

Lender
Shuman	236	125	358	125
Jeff Eppinger	4,028	1,500	3,496	1,500
R. Scott Summers	1,361	903	2,177	1,003
John C. Solomon	649	563	598	563
Judith Swanson	10,626	6,000	10,038	5,164

Total	$32,614	$20,009	$31,640	$20,625

F-29

Unsecured Borrowings

Unsecured Notes through the Public Offering (“Notes Program”)

The effective interest rate on borrowings through our Notes Program as of December 31, 2024 and December 31, 2023 was 9.09% and 9.01%, respectively, not including the amortization of deferred financing costs.

We generally offer four durations at any given time, ranging from 12 to 48 months from the date of issuance. Our fourth public offering, which was declared effective on September 16, 2022, includes a mandatory early redemption option on all Notes, provided that the proceeds are reinvested. In our historical offerings, there were limited rights of early redemption. Our 36-month Note sold in our third public note offering had a mandatory early redemption option, subject to certain conditions.

The following table is a roll forward of our Notes Program:

	December 31, 2024	December 31, 2023

Gross notes outstanding, beginning of period	$20,854	$21,576
Notes issued	5,257	1,353
Note repayments / redemptions	(6,143)	(2,075)

Gross notes outstanding, end of period	19,968	20,854

Less deferred financing costs, net	(150)	(235)

Notes outstanding, net	$19,818	$20,619

The following is a roll forward of deferred financing costs:

	December 31, 2024	December 31, 2023

Deferred financing costs, beginning balance	$939	$835
Additions	121	103
Deferred financing costs, ending balance	$1,060	$939
Less accumulated amortization	(910)	(703)
Deferred financing costs, net	$150	$235

The following is a roll forward of the accumulated amortization of deferred financing costs:

	December 31, 2024	December 31, 2023

Accumulated amortization, beginning balance	$703	$468
Additions	207	235
Accumulated amortization, ending balance	$910	$703

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Other Unsecured Debts

Our other unsecured debts are detailed below:

Loan	Maturity Date	Interest Rate(1)	December 31, 2024	December 31, 2023
Unsecured Note with Seven Kings Holdings, Inc. Senior Subordinated	Demand(2)	9.5%	$–	$410
Unsecured Line of Credit from Judith Swanson	October 2024	10.0%	1,000	1,836
Unsecured Line of Credit from Judith Swanson	April 2025	10.0%	500	-
Unsecured Line of Credit from Builder Finance, Inc. Senior Subordinated	January 2025	10.0%	750	750
Subordinated Promissory Note	April 2024	10.0%	–	100
Subordinated Promissory Note	February 2025	9.0%	600	600
Subordinated Promissory Note	March 2026	9.75%	500	500
Subordinated Promissory Note	December 2027	10.0%	20	20
Subordinated Promissory Note	February 2024	11.0%	–	20
Subordinated Promissory Note	January 2025	10.0%	15	15
Subordinated Promissory Note	February 2027	8.5%	200	-
Subordinated Promissory Note	March 2027	10.0%	26	26
Subordinated Promissory Note	November 2026	9.5%	200	200
Subordinated Promissory Note	October 2024	10.0%	–	700
Subordinated Promissory Note	December 2024	10.0%	–	100
Subordinated Promissory Note	April 2025	10.0%	202	202
Subordinated Promissory Note	July 2025	8.0%	100	100
Subordinated Promissory Note	September 2027	10%	108	108
Subordinated Promissory Note	October 2025	8.0%	100	100
Subordinated Promissory Note	December 2025	8.0%	180	180
Senior Subordinated Promissory Note	March 2026(3)	8.0%	–	374
Subordinated Promissory Note	August 2026	8.0%	291	291
Senior Subordinated Promissory Note	July 2026(4)	1.0%	740	740
Junior Subordinated Promissory Note	July 2026(4)	20.0%	460	460
Senior Subordinated Promissory Note	October 2024(4)	1.0%	–	720
Senior Subordinated Promissory Note	October 2028(4)	1.0%	1,072	–
Junior Subordinated Promissory Note	October 2024(4)	20.0%	–	447
Junior Subordinated Promissory Note	October 2028(4)	20.0%	666	–
Subordinated Promissory Note	March 2029	10.0%	1,200	1,200
Subordinated Promissory Note	April 2024	10.0%	–	750
Subordinated Promissory Note	May 2027	10.0%	97	98
Subordinated Promissory Note	November 2027	10.0%	120	120
Subordinated Promissory Note	June 2025	10.0%	1,000	–
Subordinated Promissory Note	April 2028	10.0%	149	–
Subordinated Promissory Note	April 2029	11.0%	2,000	–
Subordinated Promissory Note	January 2025	11.0%	1,007	–
Subordinated Promissory Note	October 2027	8.50%	200	–
Subordinated Promissory Note	October 2028	10.0%	1,043	–
Subordinated Promissory Note	December 2028	10.0%	149	–
Subordinated Promissory Note	Varies (5)	Prime+1.5%	700	–
			$15,395	$11,167

(1)	Interest rate per annum, based upon actual days outstanding and a 365/366-day year.

(2)	Due six months after lender gives notice.

(3)	The Lender may require us to repay $20 of principal and all unpaid interest with 10 days’ notice.

(4)	These notes were issued to the same holder and, when calculated together, yield a blended rate of 10% per annum.

(5)	Lender may elect to terminate, effective semi-annually as of August 16 and/or February 16 of any given year.

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10. Customer Interest Escrow

Below is a roll forward of interest escrow:

	Year Ended December 31, 2024	Year Ended December 31, 2023

Beginning balance	$292	$766
Preferred equity dividends	–	47
Additions from Pennsylvania loans	907	654
Additions from other loans	701	538
Interest, fees, principal or repaid to borrower	(1,547)	(1,713)
Ending balance	$353	$292

11. Series C Preferred Equity

On April 19, 2024, the Company entered into Amendment No. 4 to the Second Amended and Restated Limited Liability Company Agreement (“Fourth Amendment”) with an effective date of March 31, 2024, to effect a 100-for-1 unit split of its Series C cumulative preferred units (“Series C Preferred Units”) that became effective March 31, 2024. As a result of the split, every Series C Preferred Unit, issued and outstanding immediately prior to March 31, 2024, will automatically be reclassified (without any further act) into one hundred Series C Preferred Units.

The Fourth Amendment also increased the maximum number of authorized Series C Preferred Units to 20,000, of which 8,000 are to be issued only pursuant to the Preferred Unit Reinvestment Program. In addition, pursuant to the Fourth Amendment, after six years from the date of investment, instead of being entitled to the right of redemption, the holders of Series C Preferred Units will be entitled to convert all or a portion of the Series C Preferred Units to the common units of the Registrant, on a 1 for 1 basis, after a 12-month waiting period after the notice of conversion is given.

In addition, the Fourth Amendment restricted the right to require the Company to redeem the Series C Preferred Units for cash; therefore, the units were reclassified from mezzanine equity to Members’ Capital. The Company’s redeemable Series C preferred equity was $4,773 as of December 31, 2023, and the Company’s Series C preferred equity was $6,430 as of December 31, 2024.

The Series C Preferred Units have a fixed value which is their purchase price and preferred liquidation and distribution rights. Yearly distributions of 12% of the Series C Preferred Units’ value will be made on a quarterly basis.

Roll forward of Series C Preferred Equity:

	December 31, 2024	December 31, 2023

Beginning balance	$4,773	$5,725
Additions from new investments	1,200	–
Distributions	(245)	(1,539)
Additions from reinvestment	702	587

Ending balance	$6,430	$4,773

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The following table shows the earliest conversion options for investors in Series C Preferred Equity as of December 31, 2024:

Year Maturing	Total Amount Convertible

Currently convertible	$2,710
2025	575
2026	309
2027	1,315
2028	206
2029 and thereafter	1,315

Total	$6,430

During March 2023, the Company redeemed 11.78109 of the Series C Preferred Units, held by our CEO and his wife, at a redemption price of $1,178, all of which was reinvested in Common Units.

12. Members’ Capital

The Company has two classes of equity units that it classifies as Members’ Capital: Class A common units (“Class A Common Units”) and Series C Preferred Units. As of December 31, 2024, Class A Common Units are held by 10 members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account.

During March 2023, the Company issued 17,371 Class A Common Units for $1,460. As of December 31, 2024 and 2023, Class A Common Units outstanding were both 20,000, respectively.

On October 1, 2023, the Company entered into restricted unit agreements with Mark Reynolds, the Executive Vice President of Sales, and Catherine Leslie, the Chief Financial Officer, pursuant to which the Company issued 200 restricted common units to each of Mark Reynolds and Catherine Leslie. Vesting of the restricted common units commences from the grant date and occur thereafter on the first day of each subsequent calendar month subject to the Company satisfying monthly earnings goals, measured two months in arrears in accordance with the vesting schedule.

As of December 31, 2024 and 2023, 44 and 16 restricted common units vested, respectively. Restricted common units outstanding as of December 31, 2024 and 2023 were 340 and 384, respectively. In addition, stock compensation expense was $20 and $7 as of December 31, 2024 and 2023, respectively.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A Preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

13. Related Party Transactions

The Company has two loan agreements with Daniel M. Wallach, our CEO, and his wife, pursuant to which they provide the Company with the Wallach LOC and the Wallach Trust LOC. The agreements lay out the terms under which those members can lend money to us, providing that we desire the funds, and the members wish to lend. The interest rate on both the Wallach LOC and the Wallach Trust LOC generally equals prime plus 3%, as more fully described in Note 9.

The Company has a loan agreement with William Myrick, our EVP (the “Myrick LOC Agreement”), pursuant to which Mr. Myrick provides us with the Myrick LOC. The Myrick LOC Agreement lays out the terms under which Mr. Myrick can lend money to us, providing that we desire the funds and Mr. Myrick wishes to lend. The rate on the Myrick LOC generally equals prime plus 3%, as more fully described in Note 9.

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Mrs. Leslie, our CFO and Mr. Reynolds, our EVP of Sales, each own 1% of our Class A common units. Mrs. Harshman, our EVP of Operations, owns 2% of our Class A common units. Mr. Myrick our Partner owns 14.9% of our Class A common units. Our CEO Mr. Wallach and his wife and the Wallach Living Trust wife own 0.81% and 77.35% of our Class A common units, respectively. Our three Board of Managers, Mr. Sheldon, Mr. Summers and Mr. Rauscher each own 1% of our Class A common units.

Mr. Wallach and his wife’s parents own 21.07% and 3.23% of our Series C Preferred Units, respectively. One of our managers, Gregory L. Sheldon, owns 14.05% of our Series C Preferred Units.

A son of one of our Managers’ is a minor participant in the Shuman LOC, which is more fully described in Note 9. In addition, Mr. Summers’ son is a lender to the Company pursuant to a New LOC Agreement, with principal not to exceed $2,000,000.

One of our managers, Mr. Spatola has subordinated promissory note with a principal balance and an annual interest rate of $200 and 9.5%, respectively.

The Company has accepted investments under the Notes Program from employees, managers, members, and relatives of managers and members, with $7,186 outstanding as of December 31, 2024. For the years ended December 31, 2024 and 2023 our investments from affiliates, which exceed $120 through our Notes Program and other unsecured debt are detailed below:

	Relationship to	Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended
	Shepherd’s	December 31,		December 31,	December 31,
Investor	Finance	2024	2023	2024	2024	2023
Eric A. Rauscher	Independent Manager	$477	$475	10.00%	$48	$48

Joseph Rauscher	Parent of Independent Manager	126	144	10.00%	13	10

Daniel and Joyce Wallach	Member	304	135	9.62%	29	14

Gregory L. Sheldon	Independent Manager	1,035	828	9.50%	98	79

Lamar Sheldon	Parent of Independent Manager	210	274	10.00%	21	27

Kenneth Summers	Independent Manager	235	235	6.83%	16	15

Schultz Family Revocable Living Trust	Trustee is Mother-in-Law of Member	208	183	9.31%	19	16

Barbara Harshman	Member	129	129	9.00%	12	11

Kimberly Bedford	Manager	314	314	9.00%	31	31

Thomas Spatola	EVP of Lending Operations	595	595	9.88%	59	59

Scott and Leah Summers	Son of Independent Manager	250	250	6.0%	15	20

Jeffrey Eppinger	5% Member	2,939	2,367	10.50%	309	249

Paula Eppinger	Parent of 5% Member	150	200	10.00%	15	20

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14. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk more than amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $22,515 and $25,263 as of December 31, 2024 and 2023, respectively.

15. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the quarters of 2024 and 2023 are as follows:

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2024	2024	2024	2024	2023	2023	2023	2023

Net interest and fee income	$1,414	$1,258	1,111	$1,554	$1,606	$1,464	$1,509	$1,451
Provision for credit losses	43	332	165	222	443	131	43	120
Net interest and fee income after provision for credit losses	1,371	926	946	1,332	1,163	1,333	1,466	1,331
Gain on foreclosed assets*	–	2	–	–	–	–	17	–
Gain on the sale of real estate investment assets	–	–	–	–	–	–	10	–
Revenue from the sale of land parcels	1,397	1,601	–	–	–	–	–	–
Option fee income	222	223	223	148
Dividend or other income	42	12	13	15	24	16	19	21
Cost of land parcels sold	1,397	1,601	–	–	–	–	–	–
SG&A expense	932	714	586	829	662	591	617	826
Depreciation and amortization	19	20	20	21	20	21	20	20
Loss on foreclosed assets*	118	–	278	201	9	–	–	36
Net income	$566	$429	$298	$444	$496	$737	$875	$470

*	Gains and losses on foreclosed assets are reported net on the Consolidated Statement of Operations.

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16. Non-Interest Expense Detail

The following table displays our selling, general and administrative expenses for the years ended December 31, 2024 and 2023:

	2024	2023
Selling, general and administrative expenses
Legal and accounting	$286	$274
Salaries and related expenses	1,970	1,708
Board related expenses	112	108
Advertising	82	40
Rent and utilities	85	61
Loan and foreclosed asset expenses	125	87
Travel	221	182
Other	180	236
Total SG&A	$3,061	$2,696

17. Subsequent Events

Management of the Company has evaluated subsequent events through March 19, 2025, the date these consolidated financial statements were issued.

F-36